Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180902

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 15, 2012)

37,000 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A

Liquidation Preference Amount $1,000 Per Share

This prospectus supplement relates to the offer and sale of 37,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $.01 par value per share (the “Preferred Shares”), liquidation preference amount $1,000 per share, by the United States Department of the Treasury (“Treasury”). We issued the Preferred Shares to Treasury on December 5, 2008 as part of Treasury’s Troubled Asset Relief Program Capital Purchase Program (the “CPP”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

We will not receive any proceeds from the sale of any Preferred Shares sold by Treasury.

Dividends on the Preferred Shares are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. The initial dividend rate is 5% per annum through February 14, 2014, and will increase to 9% per annum on and after February 15, 2014 if not otherwise redeemed earlier for cash by us. We may not pay dividends on the Preferred Shares without prior regulatory approval. We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for cash, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends to but excluding the date of redemption.

The Preferred Shares will not be listed for trading on any stock exchange or available for quotation on any national quotation system.

The public offering price and the allocation of the Preferred Shares in this offering will be determined by an auction process. During the auction period, potential bidders will be able to place bids to purchase Preferred Shares at any price at or above the minimum bid price of $912.00 per share (such bid price to be in increments of $0.01). The minimum size for any bid will be one Preferred Share. We intend to submit one or more bids to purchase the Preferred Shares in the auction and have received regulatory approval to do so. In the event we bid, our bids may be for some or all of the Preferred Shares and may be made at a price or prices per share that are less than the liquidation preference per share. After the auction closes, if Treasury decides to sell any of the offered Preferred Shares, then the underwriters will agree to purchase such Preferred Shares in a firm commitment underwriting and the public offering price of such Preferred Shares will equal the clearing price plus accrued dividends thereon. If bids are received for 100% or more of the offered Preferred Shares, the clearing price will be equal to the highest price at which all of the offered Preferred Shares can be sold in the auction. If bids are received for 100% or more of the offered Preferred Shares, and Treasury elects to sell any Preferred Shares in the auction, Treasury must sell all of the offered Preferred Shares at the clearing price. If bids are received for at least half, but less than all, of the offered Preferred Shares, then the clearing price will be equal to the minimum bid price of $912.00 per share, and Treasury may (but is not required to) sell, at the public offering price, the number of Preferred Shares it chooses to sell up to the number of bids received in the auction, so long as at least half of the offered Preferred Shares are sold. In certain cases, the bids of bidders may be pro-rated. If bids are received for less than half of the offered Preferred Shares, Treasury will not sell any Preferred Shares in this offering. Even if bids are received for at least half of the offered Preferred Shares, Treasury may decide not to sell any Preferred Shares or, in the case where bids are received for at least half, but less than all, of the offered Preferred Shares, may decide to sell a portion (but not less than half) of the offered Preferred Shares in the auction process. The method for submitting bids and a more detailed description of this auction process are described in “Auction Process” beginning on page S-32 of this prospectus supplement.

Investing in the Preferred Shares involves risks. You should read the “Risk Factors” section beginning on page S-10 of this prospectus supplement and page 4 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 before making a decision to invest in the Preferred Shares.

	Per Share	Total
Public offering price(1)	$962.6600	$35,618,420.00
Underwriting discounts and commissions to be paid by Treasury(2)	$14.4399	$534,276.30
Proceeds to Treasury(1)	$948.2201	$35,084,143.70

(1)	Plus accrued dividends from and including May 15, 2012.
(2)	Treasury has agreed to pay all underwriting discounts and commissions and transfer taxes. We have agreed to pay all transaction fees, if any, applicable to the sale of the Preferred Shares and certain fees and disbursements of counsel for Treasury incurred in connection with this offering.

None of the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve”), any state or other securities commission or any other federal or state bank regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The Preferred Shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.

The underwriters expect to deliver the Preferred Shares in book-entry form through the facilities of The Depository Trust Company and its participants against payment on or about June 19, 2012.

Joint Book-Running Managers

BofA Merrill Lynch	Sandler O’Neill + Partners, L.P.

Co-Managers

C.L. King & Associates	Guzman & Company	Mischler Financial Group, Inc.

The date of this prospectus supplement is June 13, 2012.

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement, the accompanying prospectus and the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before you make a decision to invest in the Preferred Shares. In particular, you should review the information under the heading “Risk Factors” set forth on page S-10 of this prospectus supplement, the information set forth under the heading “Risk Factors” set forth on page 4 in the accompanying prospectus and the information under the heading “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, each of which is incorporated by reference herein. You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the SEC. Neither we nor Treasury nor the underwriters are making an offer to sell the Preferred Shares in any manner in which, or in any jurisdiction where, the offer or sale thereof is not permitted. We have not authorized any person to provide you with different or additional information. If any person provides you with different or additional information, you should not rely on it. You should assume that the information in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference herein and therein is accurate only as of its date or the date which is specified in those documents. Our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects may have changed since any such date.

In this prospectus supplement, we frequently use the terms “we,” “our” and “us” to refer to First Defiance Financial Corp. (the “Company”) and its subsidiaries.

SPECIAL NOTE REGARDI NG FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement or the accompanying prospectus, or the documents incorporated by reference herein or therein, that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in the Company’s future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per common share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or board of directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “targeted”, “continue”, “remain”, “will”, “should”, “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	Local, regional, national and international economic conditions and the impact they may have on the Company and its customers and the Company’s assessment of that impact.

•	Volatility and disruption in national and international financial markets.

•	Government intervention in the U.S. financial system.

•	Changes in the level of the Company’s non-performing assets and charge-offs.

•	Changes in the Company’s estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.

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•	The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve.

•	Inflation, interest rate, securities market and monetary fluctuations.

•	Political instability.

•	Acts of God or of war or terrorism.

•	The Company’s timely development and acceptance of new products and services and perceived overall value of these products and services by users.

•	Changes in consumer spending, borrowing and saving habits.

•	Changes in the financial performance, liquidity and/or condition of the Company’s borrowers and value of any collateral.

•	Technological changes relating to the Company, including core system conversions.

•	The Company’s acquisition and integration of acquired businesses.

•	The Company’s ability to increase market share and control expenses.

•	Changes in the competitive environment among financial holding companies and other financial service providers.

•	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which the Company and the subsidiaries must comply.

•

The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

•

The costs and effects of legal and regulatory developments affecting the Company, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of the Company’s regulatory examinations or reviews.

•	Greater than expected costs or difficulties related to the Company’s integration of new products and lines of business.

•	The Company’s success at managing the risks involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. listed company. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or on our website at www.fdef.com. However, the information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus supplement or the accompanying prospectus. Written requests for copies of the documents we file with the SEC should be directed to First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512-3272, Attention: Donald P. Hileman, telephone number (419) 782-5015.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by the SEC, this prospectus supplement and the accompanying prospectus do not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form S-3 that may be obtained as described above. Statements contained in this prospectus supplement and the accompanying prospectus about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the contract or other document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual contract or other document.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the following documents and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering (other than information “furnished” rather than “filed” and information that is modified or superseded by subsequently filed documents prior to the termination of this offering):

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012;

•	the Company’s Current Reports on Form 8-K filed on March 15, 2012, and April 30, 2012; and

•	the Company’s Definitive Proxy Statement related to its 2012 annual meeting of shareholders, as filed with the SEC on March 26, 2012.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement and the accompanying prospectus and a copy of any or all other contracts or documents which are referred to in this prospectus supplement or the accompanying prospectus. Requests should be directed to:

First Defiance Financial Corp.,

601 Clinton Street,

Defiance, Ohio 43512-3272,

Attention: Donald P. Hileman,

telephone number (419) 782-5015.

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SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus and may not contain all the information that you need to consider in making your investment decision to purchase the Preferred Shares. You should carefully read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference herein and therein, before deciding whether to invest in the Preferred Shares. You should carefully consider the sections entitled “Risk Factors” in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein to determine whether an investment in the Preferred Shares is appropriate for you.

The Company

First Defiance is a unitary thrift holding company that conducts business through its two wholly owned subsidiaries, First Federal Bank of the Midwest (“First Federal” or “the Bank”) and First Insurance Group of the Midwest, Inc. (“First Insurance”). First Federal’s traditional banking activities include originating and servicing residential, commercial and consumer loans and providing a broad range of depository, trust and wealth management services. First Federal is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans primarily in the counties in which its offices are located. First Insurance is an insurance agency that does business in the Defiance and Bowling Green, Ohio areas and whose activities consist primarily of commissions relating to the sale of property, casualty, group health, and life insurance products.

First Defiance was incorporated under the laws of the State of Ohio in 1995. Our principal executive offices are located at 601 Clinton Street, Defiance, Ohio 43512, and our telephone number is (419) 782-5015. Our website can be accessed at http://www.fdef.com. However, the information on, or that can be accessible through, our website does not constitute a part of, and is not incorporated by reference in, this prospectus supplement or the accompanying prospectus.

At March 31, 2012, we had consolidated assets of $2.1 billion, consolidated deposits of $1.7 billion, and consolidated stockholder’s equity of $281.4 million.

Memorandum of Understanding

On December 10, 2009, we entered into a memorandum of understanding (“MOU”) with the Office of Thrift Supervision (“OTS”), our regulator before the OTS was eliminated and replaced by the Federal Reserve. A MOU is a tool employed by the OTS and other bank regulatory agencies to address areas of concern to the regulator. The MOU required us to submit a capital plan to the OTS that included capital targets to be established by our board of directors that were commensurate with our risk profile and specific strategies for increasing and maintaining capital at such targets. At March 31, 2012, our consolidated regulatory capital ratios exceeded those targets established by the board of directors as part of the capital plan and all the regulatory thresholds to be considered “well-capitalized” as defined under OCC’s prompt corrective action regulation at 12 CFR part 165. The MOU also requires that we obtain written non-objection from the Federal Reserve before paying any dividends, including dividends on our common stock and preferred stock (including the Preferred Shares), or incurring, issuing, renewing, or rolling over any indebtedness. The MOU was amended on February 8, 2011 to include a requirement that we submit a three-year cash flow plan that included, among other things, strategies regarding meeting our debt obligations. On February 15, 2011, we made our quarterly dividend payment on the Preferred Shares without requesting the written non-objection of the OTS, as required by the MOU. While the payment of this dividend without OTS written non-objection was not technically in compliance with the MOU, we do not believe the OTS will take any adverse action against us. Other than the foregoing, we believe that we are currently in compliance with our MOU.

First Federal also entered into a MOU with the OTS, its regulator before the OTS was eliminated and replaced by the OCC, on December 10, 2009. The principal terms of First Federal’s MOU relate to its risk profile and asset quality. Specifically, First Federal agreed to, among other things, develop a three-year business plan that set forth plans and strategies to maintain adequate capital levels in relation to classified assets and its general and specific reserves for loans and lease losses. At March 31, 2012, First Federal’s regulatory capital ratios exceeded the minimum regulatory thresholds for First Federal to be considered “well-capitalized” as defined under OCC’s prompt corrective action regulation at 12 CFR part 165. First Federal’s MOU was also amended on February 8, 2011 to require that it submit a liquidity and funds management policy to the OTS that included alternative funding sources for meeting extraordinary demands or to provide liquidity.

In October 2011, the OCC conducted its regular examination of First Federal. The report of examination was received by First Federal on May 4, 2012. This was First Federal’s first examination by the OCC since the OTS was eliminated and replaced by the OCC. As a result of the October 2011 exam, the OCC concluded that First Federal was not in compliance with three provisions of the MOU, two provisions related to First Federal’s policies regarding updating collateral appraisals and valuations and the third related to First Federal’s allowance for loan losses methodology and the need to include specific valuation allowance allocations in the allowance for loan losses loss history. In management’s view, the OCC’s interpretations and guidance related to these issues differs from that of the OTS. This difference in approach required First Federal to modify its existing policies and procedures to conform to the OCC’s guidance. Management believes that it has completed these modifications and is now in compliance with First Federal’s MOU. However, the OCC may not provide written agreement regarding First Federal’s compliance until the OCC’s next full examination of First Federal, which is anticipated in the fourth quarter of 2012.

The Offering

The following summary contains basic information about the Preferred Shares and the auction process and is not intended to be complete and does not contain all the information that is important to you. For a more complete understanding of the Preferred Shares and the auction process, you should read the sections of this prospectus supplement entitled “Description of Preferred Shares” and “Auction Process” and any similar sections in the accompanying prospectus.

Issuer	First Defiance Financial Corp.

Preferred Shares Offered by Treasury	37,000 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, $.01 par value per share. The number of Preferred Shares to be sold will depend on the number of bids received in the auction described below and whether Treasury decides to sell any Preferred Shares in the auction process. See the section entitled “Auction Process” in this prospectus supplement.

Liquidation Preference	If we liquidate, dissolve or wind up (collectively, a “liquidation”), holders of the Preferred Shares will have the right to receive $1,000 per share, plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to, but not including, the date of payment, before any payments are made to holders of our common stock or any other capital stock that ranks, by its terms, junior as to rights upon liquidation to the Preferred Shares.

Dividends	Dividends on the Preferred Shares are payable quarterly in arrears on each February 15, May 15, August 15 and November 15. The initial dividend rate is 5% per annum through February 14, 2014, and will increase to 9% per annum on and after February 15, 2014 if not otherwise redeemed earlier for cash by us. Holders of Preferred Shares sold by Treasury in the auction, if any, that are record holders on the record date for the August 15, 2012 dividend payment date will be entitled to any declared dividends payable on such date.

Maturity	The Preferred Shares have no maturity date.

Rank	The Preferred Shares rank (i) senior to common stock or any other capital stock that ranks, by its terms, junior as to dividend rights and/or rights upon liquidation to the Preferred Shares (collectively, the “Junior Stock”), (ii) equally with any shares of our capital stock whose terms do not expressly provide that such class or series will rank senior or junior to the Preferred Shares as to dividend rights and/or rights upon liquidation (collectively, the “Parity Stock”) and (iii) junior to all of our existing and future indebtedness and any future senior securities, in each case as to dividend rights and/or rights upon liquidation.

Priority of Dividends	So long as any of the Preferred Shares remain outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Preferred Shares), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Preferred Shares for all past dividend periods are paid in full.

Redemption	We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends (including dividends accrued on any unpaid dividends) to but excluding the date of redemption. We have received such approval and intend to redeem any of the Preferred Shares not purchased by us in the auction within the next twelve months.

Voting Rights	Holders of the Preferred Shares generally have no voting rights. However, if we do not pay dividends on the Preferred Shares for six or more quarterly periods, whether or not consecutive, the holders of the Preferred Shares, voting as a single class with the holders of any other Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) on the Preferred Shares are paid in full. There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the two new directors.

In addition, the affirmative vote of the holders of at least 66-2/3% of the outstanding Preferred Shares is required for us to authorize, create or increase the authorized number of shares of our capital stock ranking, as to dividends or amounts payable upon liquidation, senior to the Preferred Shares, to amend, alter or repeal any provision of our charter or the Certificate of Amendment to the Articles of Incorporation for the Preferred Shares in a manner that adversely affects the rights of the holders of the Preferred Shares or to consummate a binding share exchange or reclassification of the Preferred Shares or a merger or consolidation of us with another entity unless (x) the Preferred Shares remain outstanding or are converted into or exchanged for preference shares of the surviving entity or its ultimate parent and (y) the Preferred Shares remain outstanding or such preference shares have such terms that are not materially less favorable, taken as a whole, than the rights of the Preferred Shares immediately prior to such transaction, taken as a whole.

Auction Process	The public offering price and the allocation of the Preferred Shares in this offering will be determined through an auction process conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P., the joint book-running managers in this offering, in their capacity as the auction agents. The auction process will entail a modified “Dutch auction” mechanic in which bids may be submitted through the auction agents or one of the other brokers that is a member of the broker network, which are collectively referred to in this prospectus supplement as the “network brokers,” established in connection with the auction process. Each broker will make suitability determinations with respect to its own customers wishing to participate in the auction process. The auction agents will not provide bidders with any information about the bids of other bidders or auction trends, or with advice regarding bidding strategies, in connection with the auction process. We encourage you to discuss any questions regarding the bidding process and suitability determinations applicable to your bids with your broker.

None of the underwriters, Treasury or us have undertaken any efforts to qualify the Preferred Shares for sale in any jurisdiction outside the United States. Investors located outside the United States are not eligible to participate in this offering.

We intend to submit one or more bids in the auction, and have received regulatory approval to do so. Assuming we successfully bid for the maximum number of Preferred Shares for which we have received regulatory approval to bid, our pro forma capital ratios, as well as those of First Federal (in each case, based on financial information and the method of calculation at and for the three months ended March 31, 2012), would be as follows:

Assuming a clearing price equal to the minimum bid price:

Ratio	Company	First Federal
Tier 1 risk-based capital ratio:	13.13%	12.37%
Total risk-based capital ratio:	14.39%	13.62%
Leverage ratio:	10.58%	9.97%

If the clearing price exceeds the minimum bid price, our pro forma capital ratios and those of First Federal will be lower than those reflected in the preceding paragraph. For instance, assuming a clearing price equal to the liquidation preference amount of $1,000 per share:

Ratio	Company	First Federal
Tier 1 risk-based capital ratio:	12.93%	12.17%
Total risk-based capital ratio:	14.19%	13.42%
Leverage ratio:	10.44%	9.82%
The assumed clearing prices set forth above are used solely for illustrative purposes; the actual clearing price for the Preferred Shares sold in the auction and the number of Preferred Shares purchased by the Company may differ. We have not made a final decision about the number of Preferred Shares we will bid on or the bid prices.

As of March 31, 2012, and without giving effect to any purchase by us of the Preferred Shares, our capital ratios were:

Ratio	Company	First Federal
Tier 1 risk-based capital ratio:	15.19%	14.42%
Total risk-based capital ratio:	16.44%	15.68%
Leverage ratio:	12.04%	11.44%

For more information about the auction process, see “Auction Process” in this prospectus supplement.

Minimum Bid Size and Price Increments	This offering is being conducted using an auction process in which prospective purchasers are required to bid for the Preferred Shares. During the auction period, bids may be placed for Preferred Shares at any price at or above the minimum bid price of $912.00 per share (such bid price to be in increments of $0.01) with a minimum bid size of one Preferred Share. See “Auction Process” in this prospectus supplement.

Bid Submission Deadline	The auction will commence at 8:30 a.m., New York City time, on the date specified by the auction agents in a press release issued prior to the opening of the equity markets on such day, and will close at 6:30 p.m., New York City time, on the second business day immediately thereafter, which is referred to as the “submission deadline.”

Irrevocability of Bids	Bids that have not been modified or withdrawn by the time of the submission deadline are final and irrevocable, and bidders who submit bids that are accepted by Treasury will be obligated to purchase the Preferred Shares allocated to them. The auction agents are under no obligation to reconfirm bids for any reason, except as may be required by applicable securities laws; however, the auction agents, in their sole discretion, may require that bidders confirm their bids before the auction process closes. See “Auction Process” in this prospectus supplement.

Clearing Price	The price at which the Preferred Shares will be sold to the public will be the clearing price plus accrued dividends thereon. The clearing price will be determined as follows:

•

If valid, irrevocable bids are received for 100% or more of the offered Preferred Shares at the submission deadline, the clearing price will be equal to the highest price at which all of the offered Preferred Shares can be sold in the auction;

•

If valid, irrevocable bids are received for at least half, but less than all, of the offered Preferred Shares at the time of the submission deadline, the clearing price will be equal to the minimum bid price of $912.00 per share.

Even if bids are received for at least half of the offered Preferred Shares, Treasury may decide not to sell any Preferred Shares in the auction process or, in the case where bids are received for at least half, but less than all, of the Preferred Shares, may decide only to sell a portion (but not less than half) of the offered Preferred Shares in the auction process. If Treasury decides to sell Preferred Shares in the auction, after Treasury confirms its acceptance of the clearing price and the number of Preferred Shares to be sold, the auction agents and each network broker that has submitted a successful bid will notify successful bidders that the auction has closed and that their bids have been accepted by Treasury (subject, in some cases, to pro-ration, as described below). The clearing price and number of Preferred Shares to be sold are also expected to be announced by press release on the business day following the end of the auction. See “Auction Process” in this prospectus supplement.

Number of Preferred Shares to be Sold

If bids are received for 100% or more of the offered Preferred Shares, Treasury must sell all of the offered Preferred Shares if it chooses to sell any Preferred Shares. If bids are received for at least half, but less than all, of the offered Preferred Shares, then Treasury may, but is not required to, sell at the minimum bid price in the auction (which will be deemed to be the clearing price) the number of Preferred Shares it chooses to sell up to the number of bids received in the auction, so long as at least half of the offered Preferred Shares are sold. If bids are received for less than half of the offered Preferred Shares, Treasury will not sell any Preferred Shares in this offering. Even if bids are received for at least half of the offered Preferred Shares,

Treasury may decide not to sell any Preferred Shares or, in the case where bids are received for at least half, but less than all, of the offered Preferred Shares, may decide only to sell a portion (but not less than half) of the offered Preferred Shares in the auction process. If Treasury elects to sell any Preferred Shares in the auction, Treasury must sell those shares at the clearing price plus accrued dividends thereon. In no event will Treasury sell more Preferred Shares than the number of Preferred Shares for which there are bids. See “Auction Process” in this prospectus supplement.

Allocation; Pro-Ration	If bids for 100% or more of the offered Preferred Shares are received and Treasury elects to sell Preferred Shares in the offering, then any accepted bids submitted in the auction above the clearing price will receive allocations in full, while any accepted bids submitted at the clearing price may experience pro-rata allocation. If bids for at least half, but less than all, of the offered Preferred Shares are received, and Treasury chooses to sell fewer Preferred Shares than the number of Preferred Shares for which bids were received, then all bids will experience equal pro-rata allocation. See “Auction Process” in this prospectus supplement.

Use of Proceeds	We will not receive any proceeds from the sale of any Preferred Shares sold by Treasury. See “Use of Proceeds.”

Listing	The Preferred Shares will not be listed for trading on any stock exchange nor will they be available for quotation on any national quotation system.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider carefully before making a decision to invest in the Preferred Shares.

Auction Agents	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P.

Network Brokers	See page S-33 for a list of brokers participating as network brokers in the auction process.

Summary Consolidated Financial Data

	For the Three Months Ended March 31,		For the years ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share data)
Financial Condition:
Total assets	$2,142,264	$2,061,952	$2,068,190	$2,035,517	$2,057,523	$1,957,400	$1,609,404
Investment securities	243,608	180,328	233,580	166,091	139,378	118,461	113,487
Loans receivable, net	1,445,122	1,430,411	1,453,822	1,478,423	1,580,575	1,592,643	1,275,806
Allowance for loan losses	28,833	40,798	33,254	41,080	36,547	24,592	13,890
Nonperforming assets(1)	52,579	54,717	46,336	56,632	61,433	41,267	11,677
Deposits and borrowers’ escrow balances	1,672,686	1,592,871	1,597,643	1,576,356	1,580,891	1,470,564	1,218,620
FHLB advances	81,830	96,874	81,841	116,885	146,927	156,067	139,536
Stockholders’ equity	281,364	263,145	278,127	240,331	234,086	229,159	165,954

Share Information:
Basic earnings per share	0.37	0.25	1.44	0.75	0.64	0.91	1.96
Diluted earnings per share	0.37	0.25	1.42	0.75	0.63	0.91	1.94
Book value per common share	25.06	23.22	24.74	25.00	24.26	23.67	23.51
Tangible book value per common share	18.14	16.70	17.78	17.16	16.44	15.67	17.79
Cash dividends per common share	0.05	—	0.05	—	0.295	0.95	1.01
Weighted average diluted shares outstanding	9,970	8,671	9,540	8,153	8,196	7,919	7,178
Shares outstanding end of period	9,728	9,724	9,726	8,118	8,118	8,117	7,059

Operations:
Interest income	20,754	22,158	87,067	95,865	100,579	103,463	98,751
Interest expense	3,555	4,956	17,186	25,702	33,257	41,268	50,089
Net interest income	17,199	17,202	69,881	70,163	67,322	62,195	48,662
Provision for loan losses	3,503	2,833	12,434	23,177	23,232	12,585	2,306
Non-interest income	8,419	5,945	27,516	27,590	26,295	19,069	22,130
Non-interest expense	16,259	16,626	62,764	63,463	60,524	57,794	48,113
Income before tax	5,856	3,688	22,199	11,113	9,861	10,885	20,373
Federal income tax	1,703	1,028	6,665	3,005	2,667	3,528	6,469
Net income	4,153	2,660	15,534	8,108	7,194	7,357	13,904

Performance Ratios:
Return on average assets	0.80%	0.53%	0.75%	0.39%	0.36%	0.40%	0.90%
Return on average equity	5.97%	4.47%	5.89%	3.40%	3.09%	3.85%	8.48%
Interest rate spread(2)	3.61%	3.71%	3.69%	3.68%	3.50%	3.51%	3.17%
Net interest margin(2)	3.78%	3.89%	3.88%	3.89%	3.76%	3.80%	3.55%
Ratio of operating expense to average total assets	3.14%	3.25%	3.05%	3.09%	2.99%	3.12%	3.12%
Efficiency ratio(3)	62.62%	70.92%	63.62%	63.89%	61.50%	67.74%	67.29%

Capital Ratios:
Equity to total assets at end of period	13.13%	12.76%	13.45%	11.81%	11.38%	11.71%	10.31%
Tangible equity to tangible assets at end of period	8.51%	8.12%	8.65%	7.06%	6.69%	6.72%	8.00%
Average equity to average assets	13.45%	11.81%	12.82%	11.62%	11.49%	10.30%	10.62%

Asset Quality Ratios:
Nonperforming assets to total assets at end of period(1)	2.45%	2.65%	2.24%	2.78%	2.99%	2.11%	0.73%
Allowance for loan losses to loans receivable*	1.96%	2.77%	2.24%	2.70%	2.26%	1.52%	1.08%
Net charge-offs to average loans	2.18%	0.85%	1.41%	1.21%	0.70%	0.41%	0.16%

Ratio of earnings to fixed charges and preferred share dividends:
Excluding Interest on Deposits	2.37x	1.65x	2.11x	1.39x	1.27x	1.26x	1.41x
Including Interest on Deposits	4.08x	2.80x	3.82x	2.21x	2.00x	2.06x	3.06x

(1)	Nonperforming assets consist of non-accrual loans that are contractually past due 90 days or more; loans that are deemed impaired under the criteria of FASB ASC Topic 310; loans that have been restructured; and real estate, mobile homes and other assets acquired by foreclosure or deed-in-lieu thereof. The Company had no loans over 90 days past due and still accruing for the periods stated in the above table.
(2)	Interest rate spread represents the difference between the weighted average yield on interest-earnings assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earnings assets. Interest income on tax-exempt securities and loans has been adjusted to a tax-equivalent basis using the statutory federal income tax rate of 35%. The accrual of nonaccrual loan interest is not included in the net interest margin calculation, but the balances of those loans is included in interest-earning assets of the net interest margin calculation. The reversal of any accrued interest of a loan placed on nonaccrual is included in the period in which the loan was placed on nonaccrual and impacts the net interest margin.
(3)	Efficiency ratio represents non-interest expense divided by the sum of tax-equivalent net interest income plus non-interest income, excluding securities gain or losses, net.
*	Total loans are net of undisbursed loan funds and deferred fees and costs.

RISK FACTORS

An investment in our Preferred Shares is subject to risks inherent in our business, risks relating to the structure of the Preferred Shares and risks relating to the auction process being conducted as part of this offering. The material risks and uncertainties that management believes affect your investment in the Preferred Shares are described below and in the sections entitled “Risk Factors” in the accompanying prospectus and our Annual Report on Form 10-K for the year ended December 31, 2011 Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 incorporated by reference herein. Before making an investment decision, you should carefully consider the risks and uncertainties described below and in the accompanying prospectus and information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks or uncertainties are realized, our business, financial condition, capital levels, cash flows, liquidity, results of operations and prospects, as well as our ability to pay dividends on the Preferred Shares, could be materially and adversely affected and the market price of the Preferred Shares could decline significantly and you could lose some or all of your investment. We refer to any effect contemplated in the preceding sentence, collectively, as a “material adverse effect on us” or comparable text.

Risk Factors Related to our Business

Economic conditions may have a material adverse effect on us.

Local Economic Conditions – First Defiance conducts its banking and insurance business primarily in northwest Ohio, northeast Indiana and southeast Michigan. Unemployment rates for most of the counties within our geographic market area are above the median rate for the United States and above the median rates for the States of Ohio, Indiana, and Michigan. As reported for March 31, 2012, the 14 counties in which our offices are located had unemployment rates between 6.5% and 13.1%, and four of those counties were below the national average of 8.4% at March 31, 2012. In addition, real estate values in First Defiance’s markets have declined and may continue to decline. High unemployment and declining real estate values have a negative impact on the Company’s results of operations, liquidity and financial condition because:

•	more borrowers are unable to make payments on their loans;

•	the value of collateral securing loans has declined; and

•	the overall quality of the loan portfolio has declined.

General Economic Conditions – Dramatic declines in real estate values, along with high unemployment, have disrupted the national credit and capital markets over the last several years. As a result, many financial institutions have had to seek additional capital, to merge with larger and stronger institutions, to seek government assistance or bankruptcy protection and, in some cases; they have been forced into a sale or closed by the bank regulatory agencies. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions, because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management’s actions will effectively mitigate these external factors. The reduced availability of credit, the lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, liquidity and results of operations.

As a result of the challenges presented by economic conditions, First Defiance faces the following risks:

•

inability of borrowers to make timely repayments of their loans, or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on us;

•

increased regulation of the financial services industry, including heightened legal standards and regulatory requirements or expectations; compliance with such regulation will likely increase costs and may limit the Company’s ability to pursue business opportunities, which could have a material adverse effect on us;

•

further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow or obtain other financing on favorable terms or at all, which could have a material adverse effect on us;

•

increased competition among financial services companies due to the consolidation of financial institutions, which may adversely affect our ability to market the Company’s products and services and have a material adverse effect on us; and

•	further increases in FDIC insurance premiums due to the market developments which have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

Declining Real Estate Values – As of March 31, 2012, approximately 76.8% of the loans in First Federal’s portfolio are secured in whole or in part by real estate. As residential real estate prices have declined in the last three years, defaults and foreclosures have increased. Commercial real estate values have also declined, and the owners of many income-producing properties are experiencing declines in their revenue, which may adversely affect their ability to repay their loans. Foreclosures and resolutions of nonperforming loans require significant personnel resources and involve other costs that may increase our operating expenses. Properties acquired through foreclosure or by deed in lieu of foreclosure are taking longer to sell in the current economy, which increases the Company’s expenses for managing, maintaining and insuring real estate owned. If First Federal is unable to sell properties at a price that will cover its expenses as well as the unpaid principal and interest on the loan, the resulting write-downs and losses could materially and adversely affect us.

Volatile Capital Markets – The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on credit availability for certain issuers. Continuing market disruption and volatility could have a material adverse effect on the Company’s ability to access capital and on its business, financial condition, liquidity and results of operations.

First Defiance’s stock price may fluctuate significantly in the future and these fluctuations may be unrelated to the underlying performance of First Defiance. General market price declines and overall market volatility in the future could adversely affect the price of its stock, and the current market price of the stock may not be indicative of future market prices.

First Defiance’s stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include:

•	Actions by government regulators;

•	First Defiance’s announcements of developments related to its business;

•	Fluctuation in our results of operations and cash flows;

•	Sales of substantial amounts of our securities into the marketplace or other issuances of our securities;

•	New reports of trends, concerns and other issues related to the financial services industry.

First Defiance’s loan portfolio includes a concentration of commercial real estate loans and commercial loans, which involve risks specific to real estate value and the successful operations of these businesses.

At March 31, 2012, First Federal’s portfolio of commercial real estate loans totaled $790.2 million, or approximately 53.1% of total loans. First Federal’s commercial real estate loans typically have higher principal amounts than residential real estate loans, and many of our commercial real estate borrowers have more than one loan outstanding. As a result, an adverse development on one loan can expose First Defiance to greater risk of loss on other loans. Additionally, repayment of the loans is generally dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Economic conditions and events outside of the control of the borrower or lender could negatively impact the future cash flow and market values of the affected properties.

At March 31, 2012, First Federal’s portfolio of commercial loans totaled $326.9 million, or approximately 22.0% of total loans. Commercial loans generally expose First Defiance to a greater risk of nonpayment and loss than commercial real estate or residential real estate loans since repayment of such loans often depends on the successful operations and income stream of the borrowers. First Federal’s commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower such as accounts receivable, inventory, machinery or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Any collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists.

First Defiance targets its business lending towards small and medium-sized businesses, many of which have fewer financial resources than larger companies and may be more susceptible to economic downturns. If general economic conditions negatively impact these businesses, First Defiance’s results of operations, liquidity and financial condition may be materially and adversely affected.

Increases to the allowance for loan losses could have a material adverse effect on us.

First Defiance makes a number of assumptions and judgments about the collectability of its loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the amount of the allowance for loan losses, First Defiance relies on loan quality reviews, past loss experience, and an evaluation of economic conditions, among other factors. If its assumptions prove to be incorrect, First Defiance’s allowance for loan losses may not be sufficient to cover actual losses, resulting in additional provisions for loan losses. Material additions to the allowance and any loan losses that exceed First Defiance’s reserves would have a material adverse effect on us.

Changes in interest rates can materially and adversely affect us.

Our results of operations, liquidity and financial condition are dependent to a large degree upon net interest income, which is the difference, or spread, between interest earned from loans and investments and interest paid on deposits and borrowings. Interest rates are highly sensitive to many factors, including:

•	the rate of inflation;

•	economic conditions;

•	federal monetary policies; and

•	stability of domestic and foreign markets.

Because First Defiance’s interest-bearing liabilities may reprice or mature more quickly than its interest-earning assets, an increase in interest rates could result in a decrease in First Defiance’s net interest income.

First Federal originates a significant amount of residential mortgage loans that it sells in the secondary market. The origination of residential mortgage loans is highly dependent on the local real estate market and the current interest rates. Increasing interest rates tend to reduce the origination of loans for sale and consequently fee income, which First Defiance reports as mortgage banking income. Conversely, decreasing interest rates have the effect of causing clients to refinance mortgage loans faster than anticipated. This causes the value of mortgage servicing rights retained on the loans sold to be lower than originally anticipated. If this happens, First

Defiance may be required to write down the value of its mortgage servicing rights faster than anticipated, which will increase expense and lower earnings. Accelerated repayments on loans and mortgage backed securities could result in the reinvestment of funds at lower rates than the loans or securities were paying.

Laws and regulations may materially and adversely affect First Defiance’s financial results and cash flows.

The financial results and cash flows of financial institutions are affected by the regulations and policies of various regulatory authorities, including the Federal Reserve, which regulates the money supply, and the Federal Reserve which regulates the Company and OCC which regulates First Federal, and the FDIC, which regulates First Federal. The Federal Reserve has extensive supervisory authority over the Company, affecting a comprehensive range of matters relating to ownership and control of First Defiance’s shares, First Defiance’s acquisition of other companies and businesses, permissible activities for the Company to engage in, maintenance of adequate capital levels and other aspects of operations. These supervisory and regulatory powers are intended primarily for the protection for First Defiance’s depositors and customers and the deposit insurance fund, rather than First Defiance’s shareholders.

In connection with its supervision of First Defiance, its former primary regulator, the OTS, which was eliminated and replaced by the Federal Reserve, and the Company entered into a MOU, which is a tool employed by bank regulatory agencies to address areas of concern to the regulator. The MOU for the Company requires that it submit to the Federal Reserve specific strategies for increasing and maintaining capital at targets, to be established by First Defiance’s board of directors that are commensurate with First Defiance’s risk profile. At March 31, 2012, the Company and First Federal’s capital ratios exceed all the regulatory thresholds to be considered “well-capitalized.” The memorandum also requires that First Defiance obtain approval from the Federal Reserve before it repurchases or redeems any of its capital stock, pays any dividends, including dividends on its common and preferred stock (including the Preferred Shares), or incurs, issues, renews, or rollsover any debt. First Federal also agreed to a MOU with the OTS, which was eliminated and replaced by the OCC, the principal terms of which relate to First Federal’s risk profile and asset quality. Compliance with the First Federal MOU may restrict our operations and have a material adverse effect on us.

In October 2011, the OCC conducted its regular examination of First Federal. The report of examination related to that examination concluded that First Federal was not in compliance with three provisions of the MOU. See the section entitled “Summary—Memorandum of Understanding” in this prospectus supplement. Management believes that it has completed the modifications required to be in compliance with First Federal’s MOU. However, the OCC may not provide written agreement regarding First Federal’s compliance until the OCC’s next full examination of First Federal, which is anticipated in the fourth quarter of 2012. A failure to comply with the MOUs can lead to further regulatory action against First Defiance or First Federal.

The laws and regulations applicable to the banking industry could change at any time. As a result of ongoing challenges facing the U.S. economy in particular, the potential exists for new laws and regulations, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations. Increased regulation could increase First Defiance’s cost of compliance and materially and adversely affect its financial results and cash flows to the extent that they limit the manner in which First Defiance may conduct business, including its ability to offer new products, charge fees for specific products and services, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

First Defiance’s inability to meet cash flow needs on a timely basis at a reasonable cost would materially and adversely affect us.

First Defiance’s principal sources of liquidity are local deposits and wholesale funding sources such as FHLB advances, Federal Funds purchased, securities sold under repurchase agreements, and brokered or other out-of-market certificate of deposit purchases. Also, First Defiance maintains a portfolio of securities that can be used as a secondary source of liquidity. First Defiance’s access to funding sources in amounts adequate to finance or capitalize its activities or on terms that are acceptable could be impaired by factors that affect First Defiance directly or the financial services industry or economy in general, such as further disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Other possible sources of liquidity include the sale or securitization of loans, the issuance of additional collateralized borrowings beyond those currently utilized with the FHLB, the issuance of debt securities and the issuance of preferred or common securities in public or private transactions, or borrowings from a commercial bank. First Defiance does not currently have any borrowings from a commercial bank, but it has used them in the past. Pursuant to the MOU, First Defiance must obtain Federal Reserve approval before incurring or issuing any debt.

Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to First Defiance’s shareholders, or fulfill obligations such as repaying First Defiance’s borrowings or meeting deposit withdrawal demands, any of which could have a material adverse effect on us.

Competition affects First Defiance’s financial results and cash flows.

First Defiance’s financial results and cash flows depend on First Defiance’s ability to continue to effectively compete to originate loans and attract and retain deposits. Competition for both loans and deposits is intense in the financial services industry. The Company competes in its market area by offering superior service and competitive rates and products. The type of institutions First Defiance competes with include large regional commercial banks, smaller community banks, savings institutions, mortgage banking firms, credit unions, finance companies, brokerage firms, insurance agencies and mutual funds. As a result of their size, access to capital and ability to achieve economies of scale, certain of First Defiance’s competitors can offer a broader range of products and services than the Company can offer. To stay competitive in its market area, First Federal may need to adjust the interest rates on its products to match rates of its competition, which could have a negative impact on net interest margin.

The increasing complexity of First Defiance’s operations presents varied risks that could materially and adversely affect us.

First Defiance processes a large volume of transactions on a daily basis and is exposed to numerous types of risks related to internal processes, people and systems. These risks include, but are not limited to, the risk of fraud by persons inside or outside the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and systems, breaches of data security and our internal control system and compliance with a complex array of consumer and safety and soundness regulations. First Defiance could also experience additional loss as a result of potential legal actions that could arise as a result of operational deficiencies or as a result of noncompliance with applicable laws and regulations.

First Defiance has established and maintains a system of internal controls that we believe provides management with information on a timely basis and allows for the monitoring of compliance with operational standards. These systems have been designed to manage operational risks at an appropriate, cost effective level. Procedures exist that are designed to ensure that policies relating to conduct, ethics, and business practices are followed. Losses from operational risks may still occur, however, including losses from the effects of operational errors.

First Defiance’s operations are also dependent on its existing infrastructure, including equipment and facilities. Extended disruption of vital infrastructure could be the result of fire, power loss, natural disaster, telecommunications failures, computer hacking or viruses, terrorist activity or the domestic response to such activity, or other events outside of the control of management. First Defiance has a business recovery plan, but there are no assurances that such a plan will work as intended or that it will prevent significant interruptions to operations.

Any of these matters could have a material adverse effect on us.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of the Company’s computer systems or otherwise, could severely harm its business.

In the normal course of business, First Defiance collects, processes and retains sensitive and confidential client and customer information on behalf of First Defiance and other third parties. Despite the security measures the Company has in place, First Defiance’s facilities and systems, and those of the Company’s third party service providers, may be vulnerable to security breaches, act of vandalism, computer viruses, lost or misplaced data, or other similar events. Any security breach involving the unauthorized disclosure or loss of confidential customer information, whether by First Defiance or by the Company’s third party vendors, could severely damage First Defiance’s reputation, expose the Company to risks of litigation and liability, disrupt First Defiance’s operations and have a material adverse effect on us.

First Defiance may need to raise additional capital in the future, which may result in significant dilution to holders of our capital stock.

There can be no assurance that First Defiance will not in the future determine that it is advisable, or that it will not encounter circumstances where the Company determines that it is necessary, to issue additional capital stock, securities convertible into or exchangeable for Common Shares or common-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. There can be no assurance that the regulators will not require the Company to generate additional capital, including Tier 1 common equity, in the future in the event of further negative economic circumstances or otherwise. The market price of our Common Shares could decline as a result of such actions, as well as other sales of a large block of our capital stock or similar securities in the market thereafter, or the perception that such sales could occur. These factors could have a material adverse effect on the Company.

If the Company is unable to redeem the Preferred Shares within five years from the issuance date, the cost of this capital will increase substantially.

If the Company is unable to redeem the Preferred Shares prior to February 15, 2014, the cost of this capital will increase substantially on that date, from 5.0% per annum (approximately $1.9 million annually) to 9.0% per annum (approximately $3.3 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate could have a material negative effect on the Company’s liquidity.

Regulatory restriction on dividends and First Defiance’s ability to repurchase shares may adversely affect its shareholders and the market price of the Common Shares.

As long as any of the Preferred Shares are outstanding and held by Treasury, the Company cannot increase the quarterly dividend on the Common Shares above $.26 per share without prior approval from Treasury. In addition to this restriction, the Federal Reserve has directed First Defiance to seek approval of the Federal Reserve before paying any dividends on its common stock or preferred stock (including the Preferred Shares).

The Company’s principal source of funds to pay dividends on its common stock and preferred stock (including the Preferred Shares) is distributions from First Federal, which require the prior approval of the OCC. The OCC has advised First Defiance that it is not likely to approve any distributions from First Federal for this purpose in the foreseeable future. The Federal Reserve and the OCC have also advised the Company that it should not pay dividends utilizing borrowings or other sources of funds to which they may have access.

As long as any of the Preferred Shares are outstanding and held by Treasury, the Company cannot repurchase Common Shares without the consent of Treasury (other than repurchases in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice and certain other exemptions). Further, the Federal Reserve has directed First Defiance to seek approval of the Federal Reserve before repurchasing any Common Shares.

Our compensation expense may increase substantially after Treasury’s sale of the Preferred Shares.

As a result of our participation in the CPP, among other things, we are subject to Treasury’s current standards for executive compensation and corporate governance for the period during which Treasury holds any of our Preferred Shares. These standards were most recently set forth in the Interim Final Rule on TARP Standards for Compensation and Corporate Governance, published June 15, 2009. If the auction is successful and Treasury elects to sell all of the Preferred Shares, these executive compensation and corporate governance standards will no longer be applicable and our compensation expense for our executive officers and other senior employees may increase substantially.

Risk Factors Related to an Investment in the Preferred Shares

The Preferred Shares are equity and are subordinated to all of our existing and future indebtedness; we are highly dependent on dividends and other amounts from our subsidiaries in order to pay dividends on, and redeem at our option, the Preferred Shares, which are subject to various prohibitions and other restrictions; and the Preferred Shares place no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

The Preferred Shares are equity interests in the Company and do not constitute indebtedness. As such, the Preferred Shares, like our common stock, rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of perpetual preferred stock like the Preferred Shares, there is no stated maturity date (although the Preferred Shares are subject to redemption at our option) and dividends are payable only if, when and as authorized and declared by our board of directors and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time.

If (i) there has occurred and is continuing an event of default under the junior subordinated deferrable interest debentures or junior subordinated debt securities, as applicable, underlying the preferred securities issued by First Defiance Statutory Trust I and First Defiance Statutory Trust II, as applicable, or (ii) the Company has given notice of its election to defer payments of interest on any of these junior subordinated securities or such a deferral has commenced and is continuing, then the Company may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock (including the Preferred Shares).

The Preferred Shares are not savings accounts, deposits or other obligations of any depository institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality. Furthermore, the Company is a legal entity that is separate and distinct from its subsidiaries, and its subsidiaries have no obligation, contingent or otherwise, to make any payments in respect of the Preferred Shares or to make funds available therefor. Because the Company is a holding company that maintains only limited cash at that level, its ability to pay dividends on, and redeem at its option, the Preferred Shares will be highly dependent upon the receipt of dividends, fees and other amounts from its subsidiaries, which, in turn, will be highly dependent upon the historical and projected results of operations, liquidity, cash flows and financial condition of its subsidiaries. In addition, the right of the Company to participate in any distribution of assets of any of its subsidiaries upon their respective liquidation or reorganization will be subject to the prior claims of the creditors (including any depositors) and preferred equity holders of the applicable subsidiary, except to the extent that the Company is a creditor, and is recognized as a creditor, of such subsidiary. Accordingly, the holders of the Preferred Shares will be structurally subordinated to all existing and future obligations and preferred equity of the Company’s subsidiaries.

There are also various legal and regulatory prohibitions and other restrictions on the ability of the Company’s depository institution subsidiary to pay dividends, extend credit or otherwise transfer funds to the

Company or affiliates. Such dividend payments are subject to regulatory tests, generally based on current and retained earnings of such subsidiaries and other factors, and are currently prohibited as a result of our failure to meet those tests without prior regulatory approval. Dividend payments to the Company from its depository institution subsidiary may also be prohibited if such payments would impair the capital of the subsidiary and in certain other cases. Although the OCC has approved the payment of a dividend by the Bank to the Company in order for the Company to make a bid for Preferred Shares in the auction, no assurance can be given that the OCC will approve the payment of future dividends by the Bank to the Company in respect of any Preferred Shares not purchased by the Company in the auction. In addition, regulatory rules limit the aggregate amount of a depository institution’s loans to, and investments in, any single affiliate in varying thresholds and may prevent the Company from borrowing from its depository institution subsidiary and require any permitted borrowings to be collateralized.

Currently the Company is subject to a MOU with the Federal Reserve that prohibits it from paying any dividends on or redeeming the Preferred Shares without the approval of the Federal Reserve. See the section entitled “Summary—Memorandum of Understanding” in this prospectus supplement. The Company also is subject to various legal and regulatory policies and requirements impacting the Company’s ability to pay dividends on, or redeem, the Preferred Shares. Under the Federal Reserve’s capital regulations, in order to ensure Tier 1 capital treatment for the Preferred Shares, the Company’s redemption of any of the Preferred Shares must be subject to prior regulatory approval. The Company has received approval from the Federal Reserve to redeem the Preferred Shares. The Federal Reserve also may require the Company to consult with it prior to increasing dividends. In addition, as a matter of policy, the Federal Reserve may restrict or prohibit the payment of dividends if (i) the Company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the Company’s prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or (iii) the Federal Reserve otherwise determines that the payment of dividends would constitute an unsafe or unsound practice. Recent and future regulatory developments may result in additional restrictions on the Company’s ability to pay dividends.

In addition, the terms of the Preferred Shares do not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Preferred Shares or to which the Preferred Shares will be structurally subordinated.

An active trading market for the Preferred Shares may not develop or be maintained.

The Preferred Shares are not currently listed on any securities exchange or available for quotation on any national quotation system, and we do not plan to list, or make available for quotation, the Preferred Shares in the future. There can be no assurance that an active trading market for the Preferred Shares will develop or, if developed, will be maintained. If an active market is not developed and maintained, the market value and liquidity of the Preferred Shares may be materially and adversely affected.

The Preferred Shares may be junior in rights and preferences to our future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the Preferred Shares then outstanding, voting as a separate class, we may issue preferred stock in the future the terms of which are expressly senior to the Preferred Shares. The terms of any such future preferred stock expressly senior to the Preferred Shares may prohibit or otherwise restrict dividend payments on the Preferred Shares. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Preferred Shares have been paid for the relevant periods, no dividends will be paid on the Preferred Shares, and no Preferred Shares may be repurchased, redeemed, or otherwise acquired by us. In addition, in the event of our liquidation, dissolution or winding-up, the terms of any such senior preferred stock would likely prohibit us from making any payments on the Preferred Shares until all amounts due to holders of such senior preferred stock are paid in full.

Holders of the Preferred Shares have limited voting rights.

Unless and until we are in arrears on our dividend payments on the Preferred Shares for six quarterly periods, whether or not consecutive, the holders of the Preferred Shares will have no voting rights except with respect to certain fundamental changes in the terms of the Preferred Shares and certain other matters and except as may be required by applicable law. If dividends on the Preferred Shares are not paid in full for six quarterly periods, whether or not consecutive, the total number of positions on the Company’s board of directors will automatically increase by two and the holders of the Preferred Shares, acting as a class with any other shares of our preferred stock with parity voting rights to the Preferred Shares, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods. See “Description of Preferred Shares—Voting Rights” in this prospectus supplement.

We are subject to extensive regulation, and ownership of the Preferred Shares may have regulatory implications for holders thereof.

We are subject to extensive federal banking laws, including the Savings and Loan Holding Company Act (the “SLHCA”), and federal banking regulations, that impact the rights and obligations of owners of the Preferred Shares, including, for example, our ability to declare and pay dividends on, and to redeem, the Preferred Shares. Although the Company does not believe the Preferred Shares are considered “voting securities” currently, if they were to become voting securities for the purposes of the SLHCA, whether because the Company has missed six dividend payments and holders of the Preferred Shares have the right to elect directors as a result, or for other reasons, a holder of more than 25% of the Preferred Shares, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the SLHCA. In addition, if the Preferred Shares become “voting securities”, then (a) any savings and loan holding company may need approval to acquire or retain more than 5% of the then outstanding Preferred Shares, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Preferred Shares. A holder or group of holders may also be deemed to control us if they own more than 25% of a class of non-voting shares or own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Shares should consult their own counsel with regard to regulatory implications.

If we redeem the Preferred Shares, you may be unable to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return.

We have the right to redeem the Preferred Shares, in whole or in part, at our option at any time, subject to prior regulatory approval, which we have received. We currently intend to redeem in the next twelve months any Preferred Shares that we do not purchase in the auction. If we choose to redeem the Preferred Shares in part, we have been informed by DTC that it is their current practice to determine by lot the amount of the interest of each direct participant (through which beneficial owners hold their interest) to be redeemed. If we choose to redeem the Preferred Shares, we are likely to do so if we are able to obtain a lower cost of capital. If prevailing interest rates are relatively low if or when we choose to redeem the Preferred Shares, you generally will not be able to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return. Furthermore, if we redeem the Preferred Shares in part, the liquidity of the outstanding Preferred Shares may be limited.

If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially and could have a material adverse effect on our liquidity and cash flows.

We have the right to redeem the Preferred Shares, in whole or in part, at our option at any time. If we do not redeem the Preferred Shares prior to February 15, 2014 , the cost of this capital to us will increase substantially on and after that date, with the dividend rate increasing from 5.0% per annum to 9.0% per annum, which could have a material adverse effect on our liquidity and cash flows. See “Description of Preferred Shares—Redemption and Repurchases” in this prospectus supplement. Any redemption by us of the Preferred Shares requires prior regulatory approval from the Federal Reserve, which we have received.

Treasury is a federal agency and your ability to bring a claim against Treasury under the federal securities laws in connection with a purchase of Preferred Shares may be limited.

The doctrine of sovereign immunity, as limited by the Federal Tort Claims Act (the “FTCA”), provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. At least one federal court, in a case involving a federal agency, has held that the United States may assert its sovereign immunity to claims brought under the federal securities laws. In addition, Treasury and its officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus supplement, the accompanying prospectus, the registration statement of which this prospectus supplement and the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are a part or resulting from any other act or omission in connection with the offering of the Preferred Shares by Treasury would likely be barred.

Risk Factors Related to the Auction Process

The price of the Preferred Shares could decline rapidly and significantly following this offering.

The public offering price of the Preferred Shares, which will be the clearing price plus accrued dividends thereon, will be determined through an auction process conducted by Treasury and the auction agents. Prior to this offering there has been no public market for the Preferred Shares, and the public offering price may bear no relation to market demand for the Preferred Shares once trading begins. We have been informed by both Treasury and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P., as the auction agents, that they believe that the bidding process will reveal a clearing price for the Preferred Shares offered in the auction process, which will either be the highest price at which all of the Preferred Shares offered may be sold to bidders, if bids are received for 100% or more of the offered Preferred Shares, or the minimum bid price of $912.00, if bids are received for at least half, but less than all, of the offered Preferred Shares. If there is little or no demand for the Preferred Shares at or above the public offering price once trading begins, the price of the Preferred Shares would likely decline following this offering. Limited or less-than-expected liquidity in the Preferred Shares, including decreased liquidity due to a sale of less than all of the offered Preferred Shares, could also cause the trading price of the Preferred Shares to decline. In addition, the auction process may lead to more volatility in, or a decline in, the trading price of the Preferred Shares after the initial sales of the Preferred Shares in this offering. If your objective is to make a short-term profit by selling the Preferred Shares you purchase in the offering shortly after trading begins, you should not submit a bid in the auction.

The auction process for this offering may result in a phenomenon known as the “winner’s curse,” and, as a result, investors may experience significant losses.

The auction process for this offering may result in a phenomenon known as the “winner’s curse.” At the conclusion of the auction process, successful bidders that receive allocations of Preferred Shares in this offering may infer that there is little incremental demand for the Preferred Shares above or equal to the public offering price. As a result, successful bidders may conclude that they paid too much for the Preferred Shares and could seek to immediately sell their Preferred Shares to limit their losses should the price of the Preferred Shares decline in trading after the auction process is completed. In this situation, other investors that did not submit bids that are accepted by Treasury may wait for this selling to be completed, resulting in reduced demand for the Preferred Shares in the public market and a significant decline in the trading price of the Preferred Shares. Therefore, we caution investors that submitting successful bids and receiving allocations may be followed by a significant decline in the value of their investment in the Preferred Shares shortly after this offering.

The auction process for this offering may result in a situation in which less price sensitive investors play a larger role in the determination of the public offering price and constitute a larger portion of the investors in this offering, and, as a result, the public offering price may not be sustainable once trading of Preferred Shares begins.

In a typical public offering of securities, a majority of the securities sold to the public are purchased by professional investors that have significant experience in determining valuations for companies in connection with such offerings. These professional investors typically have access to, or conduct their own, independent research and analysis regarding investments in such offerings. Other investors typically have less access to this level of research and analysis, and as a result, may be less sensitive to price when participating in the auction. Because of the auction process used in this auction, these less price sensitive investors may have a greater influence in setting the public offering price (because a larger number of higher bids may cause the clearing price in the auction to be higher than it would otherwise have been absent such bids) and may have a higher level of participation in this offering than is normal for other public offerings. This, in turn, could cause the auction process to result in a public offering price that is higher than the price professional investors are willing to pay for the Preferred Shares. As a result, the trading price of the Preferred Shares may decrease once trading of the Preferred Shares begins. Also, because professional investors may have a substantial degree of influence on the trading price of the Preferred Shares over time, the trading price of the Preferred Shares may decline and not recover after this offering. Furthermore, if the public offering price of the Preferred Shares is above the level that investors determine is reasonable for the Preferred Shares, some investors may attempt to short sell the Preferred Shares after trading begins, which would create additional downward pressure on the trading price of the Preferred Shares.

We are permitted to participate in the auction process and, if we do so, that could have the effect of raising the clearing price and decreasing liquidity in the market for the Preferred Shares.

We are permitted (but we are not required) to submit bids in the auction process. You will not be notified by the auction agents, the network brokers or the selling shareholder whether we have bid in the auction process or, should we elect to participate in the auction process, the terms of any bid or bids we may place. Although we will not receive preferential treatment of any kind and would participate on the same basis as all other bidders, in some cases the submission of bids by us could cause the clearing price in the auction process to be higher than it would otherwise have been (although in such a case we would still be required to purchase any Preferred Shares for which we had submitted bids at the clearing price). We may bid at a price or prices per share that is less than the liquidation preference per Preferred Share. In addition, to the extent we purchase any Preferred Shares, the liquidity of any market for the Preferred Shares may decrease, particularly if any such purchases represent a significant percentage of the outstanding Preferred Shares.

The clearing price for the Preferred Shares may bear little or no relationship to the price for the Preferred Shares that would be established using traditional valuation methods, and, as a result, the trading price of the Preferred Shares may decline significantly following the issuance of the Preferred Shares.

The public offering price of the Preferred Shares will be equal to the clearing price plus accrued dividends thereon. The clearing price of the Preferred Shares may have little or no relationship to, and may be significantly higher than, the price for the Preferred Shares that otherwise would be established using traditional indicators of value, such as our future prospects and those of our industry in general; our revenues, earnings, and other financial and operating information; multiples of revenue, earnings, capital levels, cash flows, and other operating metrics; market prices of securities and other financial and operating information of companies engaged in activities similar to us; and the views of research analysts. The trading price of the Preferred Shares may vary significantly from the public offering price. Potential investors should not submit a bid in the auction for this offering unless they are willing to take the risk that the price of the Preferred Shares could decline significantly.

Successful bidders may receive the full number of Preferred Shares subject to their bids, so potential investors should not make bids for more Preferred Shares than they are prepared to purchase.

Each bidder may submit multiple bids. However, as bids are independent, each bid may result in an allocation of Preferred Shares. Allocation of the Preferred Shares will be determined by, first, allocating Preferred Shares to any bids made above the clearing price, and second, allocating Preferred Shares (on a pro-rata basis, if appropriate) among bids made at the clearing price. If Treasury elects to sell any Preferred Shares in this offering, the bids of successful bidders that are above the clearing price will be allocated all of the Preferred Shares represented by such bids, and only accepted bids submitted at the clearing price, in certain cases, will experience pro-rata allocation, if any. Bids that have not been modified or withdrawn by the time of the submission deadline are final and irrevocable, and bidders who submit bids that are accepted by Treasury will be obligated to purchase the Preferred Shares allocated to them. Accordingly, the sum of a bidder’s bid sizes as of the submission deadline should be no more than the total number of Preferred Shares the bidder is willing to purchase, and investors are cautioned against submitting a bid that does not accurately represent the number of Preferred Shares that they are willing and prepared to purchase.

Submitting a bid does not guarantee an allocation of Preferred Shares, even if a bidder submits a bid at or above the public offering price of the Preferred Shares.

The auction agents, in their sole discretion, may require that bidders confirm their bids before the auction closes (although the auction agents are under no obligation to reconfirm bids for any reason, except as may be required by applicable securities laws). If a bidder is requested to confirm a bid and fails to do so within the permitted time period, that bid may be deemed to have been withdrawn and, accordingly, that bidder may not receive an allocation of Preferred Shares even if the bid is at or above the public offering price. The auction agents may, however, choose to accept any such bid even if it has not been reconfirmed. In addition, the auction agents may determine in some cases to impose size limits on the aggregate size of bids that they choose to accept from any bidder (including any network broker), and may reject any bid that they determine, in their discretion, has a potentially manipulative, disruptive or other adverse effect on the auction process or the offering. Furthermore, if bids for 100% or more of the offered Preferred Shares are received, and Treasury elects to sell any Preferred Shares in the auction, then any accepted bids submitted in the auction above the clearing price will receive allocations in full, while each bid submitted at the clearing price will be allocated the number of Preferred Shares represented by such bids, in the case bids for 100% of the offered Preferred Shares are received, or a number of Preferred Shares approximately equal to the pro-rata allocation percentage multiplied by the number of Preferred Shares represented by such bid, rounded to the nearest whole number of Preferred Shares (subject to rounding to eliminate odd-lots), in the case bids for more than 100% of the offered Preferred Shares are received. If bids for at least half, but less than all, of the offered Preferred Shares are received, and Treasury chooses to sell fewer Preferred Shares than the number of Preferred Shares for which bids were received (but not less than half), then all bids will experience equal pro-rata allocation. Treasury could also decide, in its sole discretion, not to sell any Preferred Shares in this offering after the clearing price has been determined. As a result of these factors, you may not receive an allocation for all the Preferred Shares for which you submit a bid.

We cannot assure you that the auction will be successful or that the full number of offered Preferred Shares will be sold.

If sufficient bids are received and accepted by the auction agents to enable Treasury to sell the offered Preferred Shares in this offering, the public offering price will be set at the clearing price plus accrued dividends thereon, unless Treasury decides, in its sole discretion, not to sell any Preferred Shares in this offering after the clearing price is determined. The clearing price will be determined based on the number of valid, irrevocable bids at the time of the submission deadline that Treasury decides, in its sole discretion, to accept. If valid, irrevocable bids are received for 100% or more of the offered Preferred Shares at the submission deadline, the clearing price will be equal to the highest price of the offered Preferred Shares that can be sold in the auction. If, however, bids are received for at least half, but less than all, of the offered Preferred Shares, then Treasury may (but is not required to) sell, at the minimum bid price in the auction (which will be deemed the clearing price) the number of

Preferred Shares it chooses to sell up to the number of bids received in the auction, so long as at least half of the offered Preferred Shares are sold. If bids are received for less than half of the offered Preferred Shares, Treasury will not sell any Preferred Shares in this offering. The liquidity of the Preferred Shares may be limited if less than all of the offered Preferred Shares are sold by Treasury. Possible future sales of Treasury’s remaining Preferred Shares, if any, that are held following this offering, could affect the trading price of the Preferred Shares sold in this offering.

Submitting bids through a network broker or any other broker that is not an auction agent may in some circumstances shorten deadlines for potential investors to submit, modify or withdraw their bids.

In order to participate in the auction, bidders must have an account with, and submit bids to purchase Preferred Shares through, either an auction agent or a network broker. Brokers that are not network brokers will need to submit their bids, either for their own account or on behalf of their customers, through an auction agent or a network broker. Potential investors and brokers that wish to submit bids in the auction and do not have an account with an auction agent or a network broker must either establish such an account prior to bidding in the auction or cause a broker that has such an account to submit a bid through that account. Network brokers and other brokers will impose earlier submission deadlines than those imposed by the auction agents in order to have sufficient time to aggregate bids received from their respective customers and to transmit the aggregate bid to an auction agent (or, in the case of non-network brokers submitting bids through a network broker, to such network broker to transmit to the auction agents) before the auction closes. As a result of such earlier submission deadlines, potential investors who submit bids through a network broker, or brokers that submit bids through an auction agent or a network broker, will need to submit or withdraw their bids earlier than other bidders, and it may in some circumstances be more difficult for such bids to be submitted, modified or withdrawn.

REGULATION

We are subject to laws, regulations and policies of various regulatory authorities, such as the Federal Reserve, which regulates the Company, the OCC, which regulates First Federal, and the FDIC, which regulates First Federal. The Federal Reserve has extensive supervisory authority over the Company, affecting a comprehensive range of matters relating to ownership and control of First Defiance’s shares, First Defiance’s acquisition of other companies and businesses, permissible activities in which the Company may engage, maintenance of adequate capital levels and other aspects of operations. These supervisory and regulatory powers are intended primarily for the protection for First Defiance’s depositors and customers and the deposit insurance fund, rather than First Defiance’s shareholders. Many of these laws and regulations have undergone significant change in recent years and are likely to change in the future. Future legislative or regulatory change, or changes in enforcement practices or court rulings, may have a material adverse effect on us. For additional information about the laws, regulations and policies applicable to us, see the matters discussed below, as well as in “Regulation” in Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Source of Strength

Federal banking laws and Federal Reserve policy and regulations also require the Company to serve as a source of financial and managerial strength for its depository institution subsidiary. As such, the Company is expected to commit resources to support its depositary institution subsidiary, even if doing so may adversely affect the Company’s ability to meet its other obligations.

Bank Regulatory Enforcement Authority

The federal bank regulatory agencies have broad authority to issue orders to depository institutions and their holding companies prohibiting activities that constitute violations of law, rule, regulation, or administrative order, or that represent unsafe or unsound banking practices. The federal bank regulatory agencies also are empowered to require affirmative actions to correct any violation or practice; issue administrative orders that can be judicially enforced; direct increases in capital; prohibit or otherwise limit dividends and distributions; restrict growth; assess civil money penalties against institutions or individuals who violate any laws, regulations, orders, or written agreements with the agencies; order termination of certain activities of holding companies or their nonbank subsidiaries; remove officers and directors; order divestiture of ownership or control of a nonbanking subsidiary by a holding company; terminate deposit insurance, and appoint a conservator or receiver.

We are a unitary thrift holding company within the meaning of the SLHCA. The Gramm-Leach-Bliley Act which was signed into law in 1999 imposed certain new restrictions on the activities of certain savings and loan holding companies. However, we were grandfathered under the Gramm-Leach-Bliley Act from those restrictions and, as a result, there generally are no restrictions on our activities unless the Federal Reserve determines that there is reasonable cause to believe that an activity constitutes a serious risk to the financial safety, soundness, or stability of First Federal.

Bank Secrecy Act/Anti-Money Laundering

The Bank Secrecy Act and USA PATRIOT Act of 2001 contain anti-money laundering and financial transparency provisions intended to detect, and prevent the use of the U.S. financial system for, money laundering and terrorist financing activities. The Bank Secrecy Act, as amended by the USA PATRIOT Act, requires depository institutions and their holding companies to undertake activities, including maintaining an anti-money laundering program, verifying the identity of clients, monitoring for and reporting suspicious transactions, reporting on cash transactions exceeding specified thresholds, and responding to requests for information by regulatory authorities and law enforcement agencies. We have implemented internal practices, procedures, and controls designed to comply with these requirements.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protections Act was signed into law on July 21, 2010. This new law significantly changed the regulation of financial institutions and the financial services industry. Because the Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion, many of the details of Dodd-Frank and the effects it will have on the Company will not be known for months and even years.

USE OF PROCEEDS

The Preferred Shares offered by this prospectus supplement are being sold for the account of Treasury. Any proceeds from the sale of these Preferred Shares will be received by Treasury for its own account, and we will not receive any proceeds from the sale of any Preferred Shares offered by this prospectus supplement.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred share dividends for the periods shown. For the purpose of computing the ratios, earnings represent the sum of income before income taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits, and one-third of rental expense (which First Defiance believes is representative of the interest factor). Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on Preferred Shares. First Defiance had no preferred shares outstanding other than the Preferred Shares issued in December 2008. If we do not redeem the Preferred Shares prior to February 15, 2014, the cost of this capital to us will increase substantially on and after that date, with the dividend rate increasing from 5.0% to 9.0% per annum, which would adversely affect our ratio of earnings to fixed charges and preferred share dividends.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges and preferred share dividends:
Excluding Interest on Deposits	2.37x	1.65x	2.11x	1.39x	1.27x	1.26x	1.41x
Including Interest on Deposits	4.08x	2.80x	3.82x	2.21x	2.00x	2.06x	3.06x

DESCRIPTION OF PREFERRED SHARES

This section summarizes specific terms and provisions of the Preferred Shares. The description of the Preferred Shares contained in this section is qualified in its entirety by the actual terms of the Preferred Shares, as are stated in the Certificate of Amendment to the Company’s Articles of Incorporation, a copy of which was attached as Exhibit 3 to our Current Report on Form 8-K filed on December 8, 2008 and incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus supplement.

General

The Preferred Shares constitutes a series of our perpetual, cumulative, preferred stock, consisting of 37,000 shares, par value $.01 per share, having a liquidation preference amount of $1,000 per share. The Preferred Shares have no maturity date. We issued the Preferred Shares to Treasury on December 5, 2008 in connection with the CPP for an aggregate purchase price of $37 million in a private placement exempt from the registration requirements of the Securities Act. The Preferred Shares qualify as Tier 1 capital for regulatory purposes.

Dividends

Rate. Dividends on the Preferred Shares are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 5, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Preferred Shares) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Holders of Preferred Shares sold by Treasury in the auction, if any, that are record holders on the record date for the August 15, 2012 dividend payment date will be entitled to any declared dividends payable on such date.

Dividends on the Preferred Shares are cumulative. If for any reason our board of directors does not declare a dividend on the Preferred Shares for a particular dividend period, or if the board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Preferred Shares any dividend in excess of the dividends on the Preferred Shares that are payable as described above. There is no sinking fund with respect to dividends on the Preferred Shares.

Currently the Company is subject to a MOU with the Federal Reserve that prohibits it from paying any dividends on the Preferred Shares without the approval of the Federal Reserve. See the section entitled “Summary—Memorandum of Understanding” in this prospectus supplement.

Priority of Dividends. So long as any of the Preferred Shares remain outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Preferred Shares), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Preferred Shares for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Preferred Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company. We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Preferred Shares, the terms of which do not expressly provide that such class or series will rank senior or junior to the Preferred Shares as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Preferred Shares will be entitled to receive for each share of the Preferred Shares, out of the assets of the Company or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Preferred Shares, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Preferred Shares (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Preferred Shares and the holders of any other class or series of our stock ranking equally with the Preferred Shares, the holders of the Preferred Shares and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Preferred Shares, neither a merger or consolidation of the Company with another entity, including a merger or consolidation in which the holders of Preferred Shares receive cash, securities or other property for their shares, nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemptions and Repurchases

We may redeem the Preferred Shares, at any time, in whole or in part, at our option, subject to prior approval by the Federal Reserve, which approval we have received, for a redemption price equal to 100% of the liquidation preference amount per Preferred Share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Preferred Shares by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Preferred Shares must state: (i) the redemption date; (ii) the number of Preferred Shares to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Preferred Shares, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors determines to be fair and equitable.

The Securities Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any Preferred Shares, we may not repurchase any Preferred Shares from any other holder of such shares unless we offer to repurchase a ratable portion of the Preferred Shares then held by Treasury on the same terms and conditions.

Preferred Shares that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Preferred Shares.

No Conversion Rights

Holders of the Preferred Shares have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Preferred Shares do not have voting rights other than those described below, except to the extent specifically required by Ohio law.

Whenever dividends have not been paid on the Preferred Shares for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of the Company will automatically increase by two and the holders of the Preferred Shares will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends (including dividends accrued on any unpaid dividends) for all past dividend periods on all outstanding Preferred Shares have been paid in full at which time this right will terminate with respect to the Preferred Shares, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Preferred Shares.

There is no limit on the number of nominations and a plurality of eligible voters would determine the election of the two new directors. No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Preferred Shares and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Preferred Shares and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding Preferred Shares voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Preferred Shares are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”

above) upon which voting rights similar to those of the Preferred Shares have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

Although the Company does not believe the Preferred Shares are considered “voting securities” currently, if they were to become “voting securities” for the purposes of the SLHCA, whether because the Company has missed six dividend payments and holders of the Preferred Shares have the right to elect directors as a result, or for other reasons, a holder of more than 25% of the Preferred Shares, or a holder of a lesser percentage of our Preferred Shares that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the SLHCA. In addition, if the Preferred Shares become “voting securities”, then (a) any savings and loan holding company may need approval to acquire or retain more than 5% of the then outstanding Preferred Shares, and (b) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Preferred Shares. A holder or group of holders may also be deemed to control us if they own more than 25% of a class of non-voting shares or own one-third or more of our total equity, both voting and non-voting, aggregating all shares held by the investor across all classes of stock. Holders of the Preferred Shares should consult their own counsel with regard to regulatory implications.

In addition to any other vote or consent required by Ohio law or by our Articles of Incorporation, as amended, the vote or consent of the holders of at least 66-2/3% of the outstanding Preferred Shares, voting as a separate class, is required in order to do the following:

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amend or alter our Articles of Incorporation or the Certificate of Amendment thereto for the Preferred Shares to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

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amend, alter or repeal any provision of our Articles of Incorporation or the Certificate of Amendment thereto for the Preferred Shares in a manner that adversely affects the rights, preferences, privileges or voting powers of the Preferred Shares; or

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consummate a binding share exchange or reclassification involving the Preferred Shares or a merger or consolidation of the Company with another entity, unless (i) the Preferred Shares remain outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Preferred Shares remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Preferred Shares immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, including authorized Preferred Shares necessary to satisfy preemptive or similar rights granted by us to other persons prior to December 5, 2008, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Preferred Shares with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Preferred Shares and will not require the vote or consent of the holders of the Preferred Shares.

To the extent holders of the Preferred Shares are entitled to vote, holders of Preferred Shares will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Preferred Shares would otherwise be required, all outstanding Preferred Shares have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Preferred Shares to effect the redemption.

Book-Entry Procedures

The Depository Trust Company (the “DTC”) will act as securities depositary for the Preferred Shares. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of Preferred Shares sold in the auction. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Preferred Shares that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Preferred Shares will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the Preferred Shares may be transferred within DTC in accordance with procedures established for these purposes by DTC. Each person owning a beneficial interest in the Preferred Shares must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Preferred Shares.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, including the underwriters, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase Preferred Shares within the DTC system, the purchase must be by or through a Direct Participant. The Direct Participant will receive a credit for the Preferred Shares on DTC’s records. You, as the actual owner of the Preferred Shares, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Preferred Shares are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased Preferred Shares should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of the holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our charter, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Any redemption notices with respect to the Preferred Shares will be sent to Cede & Co. If less than all of the Preferred Shares are being redeemed, DTC will reduce each Direct Participant’s holdings of Preferred Shares in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Preferred Shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the Preferred Shares are credited to on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Preferred Shares will be made directly to DTC’s nominee (or its successor, if applicable). DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Preferred Shares at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Preferred Shares. In that event, we will print and deliver certificates in fully registered form for Preferred Shares. If DTC notifies us that it is unwilling to continue as securities depositary, or it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue Preferred Shares in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Preferred Shares will be made in immediately available funds. Secondary market trading among DTC’s Participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

AUCTION PROCESS

The following describes the auction process used to determine the public offering price of the Preferred Shares. That process differs from methods traditionally used in other underwritten public offerings. Treasury and the underwriters will determine the public offering price and the allocation of the Preferred Shares in this offering by an auction process conducted by the joint book-running managers, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P., in their capacity as the “auction agents.” This auction process will involve a modified “Dutch auction” mechanic in which the auction agents (working with a number of other brokers) will receive and accept bids from bidders for the Preferred Shares. We intend to submit one or more bids in the auction. After the auction closes and bids become irrevocable (which will occur automatically at the submission deadline to the extent such bids have not been modified or withdrawn at that time), the auction agents will determine the clearing price for the sale of the Preferred Shares offered hereby and, if Treasury chooses to proceed with the offering, the underwriters will allocate Preferred Shares to the winning bidders. The clearing price for the Preferred Shares may bear little or no relationship to the price that would be established using traditional valuation methods. You should carefully consider the risks described under “Risk Factors — Risk Factors Related to the Auction Process” beginning on page S-19 of this prospectus supplement.

Eligibility and Account Status

In order to participate in the auction process, bidders must have an account with, and submit bids to purchase Preferred Shares through, either an auction agent or one of the network brokers. Brokers that are not network brokers will need to submit their bids, either for their own account or on behalf of their customers, through the auction agents or a network broker. If you wish to bid in the auction and do not have an account with an auction agent or a network broker, you will either need to establish such an account prior to bidding in the auction (which may be difficult to do before the submission deadline) or contact your existing broker and request that it submit a bid through an auction agent or a network broker. Network brokers and other brokers will have deadlines relating to the auction that are earlier than those imposed by the auction agents, as described below under “— The Auction Process — The Bidding Process.”

Because the Preferred Shares are complex financial instruments for which there is no established trading market, the auction agents, each network broker and any other broker that submits bids through the auction agents or any network broker will be required to establish and enforce client suitability standards, including eligibility, account status and size, to evaluate whether an investment in the Preferred Shares is appropriate for any particular investor. Each of them will individually apply its own standards in making that determination, but in each case those standards will be implemented in accordance with the applicable requirements and guidelines of the Financial Industry Regulatory Authority (“FINRA”). If you do not meet the relevant suitability requirements of an auction agent or another broker, you will not be able to bid in the auction. Accounts at an auction agent or any other broker, including broker accounts, are also subject to the customary rules of those institutions. You should contact your brokerage firm to better understand how you may submit bids in the auction process.

An auction agent or network brokers may require bidders (including any brokers that may be bidding on behalf of their customers) to submit additional information, such as tax identification numbers, a valid e-mail address and other contact information, and other information that may be required to establish or maintain an account.

The auction agents and the network brokers, upon request, will provide certain information to you in connection with the offering, including this prospectus supplement and the accompanying prospectus and forms used by such brokers, if any, to submit bids. Additionally, you should understand that:

•	before submitting a bid in the auction, you should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including all the risk factors;

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the minimum bid price was agreed by the auction agents and Treasury, and we did not participate in that determination and therefore cannot provide any information regarding the factors that Treasury and the auction agents considered in determining the minimum bid price;

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if valid, irrevocable bids are received for 100% or more of the offered Preferred Shares at the submission deadline, the clearing price will be equal to the highest price at which all of the offered Preferred Shares can be sold in the auction. In this case, the clearing price will be determined based on the number of valid, irrevocable bids at the time of the submission deadline that Treasury decides, in its sole discretion, to accept (it being understood that Treasury must accept bids for 100% of the offered Preferred Shares if it accepts any bid);

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if valid, irrevocable bids are received for at least half, but less than all, of the offered Preferred Shares at the submission deadline, then Treasury may (but is not required to) sell, at the minimum bid price per share in the auction (which will be deemed the clearing price), the number of Preferred Shares it chooses to sell up to the number of bids received in the auction, so long as at least half of the offered Preferred Shares are sold;

•	if bids are received for less than half of the offered Preferred Shares, Treasury will not sell any Preferred Shares in this offering;

•	if there is little or no demand for the Preferred Shares at or above the public offering price once trading begins, the trading price of the Preferred Shares will decline;

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the liquidity of any market for the Preferred Shares may be affected by the number of Preferred Shares that Treasury elects to sell in this offering, and the price of the Preferred Shares may decline if the Preferred Shares are illiquid;

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the auction agents, in their sole discretion, have the right to reconfirm any bid by contacting the purported bidder directly and to impose size limits on the aggregate size of bids that it chooses to accept from any bidder, including network brokers (although the auction agents are under no obligation to reconfirm bids for any reason, except as may be required by applicable securities laws). If you are requested to reconfirm a bid and fail to do so in a timely manner, the auction agents may deem your bid to have been withdrawn, but alternatively may in their discretion choose to accept any such bid even if it has not been reconfirmed;

•	the auction agents may reject any bid that they determine, in their discretion, has a potentially manipulative, disruptive or other adverse effect on the auction process or the offering; and

•	the auction agents will not provide bidders with any information about the bids of other bidders or auction trends, or with advice regarding bidding strategies, in connection with the auction process.

None of the underwriters, Treasury or us have undertaken any efforts to qualify the Preferred Shares for sale in any jurisdiction outside the United States. Investors located outside the United States are not eligible to participate in this offering.

Even if a bidder places a bid in the auction, it may not receive an allocation of the Preferred Shares in the offering for a number of reasons described below. You should consider all the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in determining whether to submit a bid, the number of Preferred Shares you seek to purchase and the price per share you are willing to pay.

The following brokers have agreed to be network brokers for purposes of the auction process: BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Blaylock Robert Van, LLC, Boenning & Scattergood, Inc., Cabrera Capital Markets, LLC, Cantor Fitzgerald & Co., CastleOak Securities, L.P., Compass Point Research & Trading, LLC, D.A. Davidson & Co., Davenport & Co., FBR Capital Markets & Co., Guggenheim Securities, Janney Montgomery Scott LLC, Jefferies & Company, Inc., Joseph Gunnar & Co. LLC, Keefe, Bruyette & Woods, Inc., Lebenthal & Co., LLC, M.R. Beal & Company, Raymond James & Associates, Inc.,

Samuel A. Ramirez & Co., Sterne, Agee & Leach, Inc., Stifel, Nicolaus & Company, Incorporated, The Williams Capital Group, L.P., Toussaint Capital Partners, LLC, Wedbush Morgan Securities Inc. and WR Hambrecht + Co., LLC. The network brokers will not share in any underwriting discounts or fees paid by us in connection with the offering of the Preferred Shares but may, subject to applicable FINRA and SEC rules and regulations, charge a separate commission to their own customers.

The Auction Process

The following describes how the auction agents will conduct the auction process:

General

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The auction will commence at 8:30 a.m., New York City time, on the date specified by the auction agents in a press release issued prior to the opening of the equity markets on such day, and will end at 6:30 p.m., New York City time, on the second business day immediately thereafter (the “submission deadline”). Unless you submit your bids through an auction agent, your broker will have an earlier deadline for accepting bids. If a malfunction, technical or mechanical problem, calamity, crisis or other similar event occurs that the auction agents believe may interfere with the auction process, the auction agents may (in consultation with Treasury) decide to extend the auction or cancel and reschedule the auction. The auction agents and the network brokers will advise bidders of any such decision to extend or cancel and reschedule the auction using e-mail, telephone or facsimile, and will attempt to make such notification prior to the time the auction is scheduled to close. If the auction process is extended such that it closes at a later time on the same business day, any bids previously submitted will continue to be valid unless amended or cancelled by the bidder, but if the auction is extended such that it closes on the following business day or later, or is cancelled, all bids will be cancelled at the time of such extension or cancellation.

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The auction agents and the network brokers will contact potential investors with information about the auction process and how to participate and will solicit bids from prospective investors via electronic message, telephone and facsimile. The minimum bid price is $912.00 per Preferred Share with a minimum size for any bid of one Preferred Share.

The Bidding Process

•	The auction agents and the network brokers will only accept bids in the auction process in increments of whole Preferred Shares; no fractional interests will be sold.

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No maximum price or auction price range has been established in connection with the auction process, which means that there is no ceiling on the price per share that you or any other bidder can bid in the auction. Each bid must specify a price at or above the minimum bid price of $912.00 (such bid price to be in increments of $0.01) with a minimum bid size of one Preferred Share or such bid will be rejected.

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Once the auction begins, you may submit your bids either directly through an auction agent or through any network broker. Bids through the network brokers will be aggregated and submitted to the auction agents as single bids at each price increment by those brokers. Bids will only be accepted if they are made on an unconditional basis (i.e., no “all-or-none” bids will be accepted).

•	In connection with submitting a bid, you will be required to provide the following information:

•	the number of Preferred Shares that you are interested in purchasing (only in whole shares—no fractional interests);

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the price per share you are willing to pay (such bid price to be in increments of $0.01) at or above the minimum bid price of $912.00 per Preferred Share with a minimum size for any bid of one Preferred Share); and

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any additional information that may be required to enable an auction agent and/or network broker to identify you, confirm your eligibility and suitability for participating in this offering, and, if you submit a successful bid, consummate a sale of Preferred Shares to you.

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You may submit multiple bids. Canceling one bid does not cancel any other bid. However, as bids are independent, each bid may result in an allocation of Preferred Shares. Consequently, the sum of your bid sizes should be no more than the total number of Preferred Shares you are willing to purchase. In addition, the auction agents may impose size limits on the aggregate size of bids that they choose to accept from any bidder (including any network broker), although the auction agents are under no obligation to do so or to reconfirm bids for any reason, except as may be required by applicable securities laws.

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At any time prior to the submission deadline, you may modify your bids to increase or decrease the number of Preferred Shares bid for or the price bid per share and may withdraw your bid and reenter the auction. Network brokers, however, will impose earlier submission deadlines than that imposed by the auction agents in order to have sufficient time to aggregate bids received from their respective customers and to transmit the aggregate bid to the auction agents before the auction closes. If you are bidding through a network broker, or another broker that is submitting bids through an auction agent or a network broker, you should be aware of any earlier submission deadlines that may be imposed by your broker.

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Conditions for valid bids, including eligibility standards and account funding requirements, may vary from broker to broker. Some brokers, for example, may require a prospective investor to maintain a minimum account balance or to ensure that its account balance is equal to or in excess of the amount of its bid. No funds will be transferred to the underwriters until the acceptance of the bid and the allocation of Preferred Shares.

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A bid received by an auction agent or any network broker involves no obligation or commitment of any kind prior to the submission deadline. Therefore, you will be able to withdraw a bid at any time prior to the submission deadline (or any deadline imposed by a network broker, if you are bidding through a network broker). Following the submission deadline, however, all bids that have not been modified or withdrawn by you prior to the submission deadline will be considered final and irrevocable and may be accepted. The auction agents and Treasury will rely on your bid in setting the public offering price and in sending notices of acceptance to successful bidders.

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If you are requested to reconfirm a bid and fail to do so in a timely manner, the auction agents may deem your bid to have been withdrawn. The auction agents may, however, choose to accept your bid even if it has not been reconfirmed.

•	The auction agents may reject any bid that they determine, in their discretion, has a potentially manipulative, disruptive or other adverse effect on the auction process or the offering.

•	The auction agents will not provide bidders with any information about the bids of other bidders or auction trends, or with advice regarding bidding strategies, in connection with the auction process.

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No funds will be transferred to the underwriters until the acceptance of the bid and the allocation of the Preferred Shares. However, the auction agents or any network broker may require you to deposit funds or securities in your brokerage accounts with value sufficient to cover the aggregate dollar amount of your bids. Bids may be rejected if you do not provide the required funds or securities within the required time. The auction agents or any network broker may, however, decide to accept successful bids regardless of whether you have deposited funds or securities in your brokerage accounts. In any case, if you are a successful bidder, you will be obligated to purchase the Preferred Shares allocated to you in the allocation process and will be required to deposit funds in your brokerage accounts prior to settlement, which is expected to occur three or four business days after the notices of acceptance are sent to you.

Pricing and Allocation

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The auction agents will manage the master order book that will aggregate all bids and will include the identity of the bidders (or their brokers, in the case of bids submitted through a network broker). The master order book will not be available for viewing by bidders. Bidders whose bids are accepted will be informed about the result of their bids.

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If valid, irrevocable bids are received for 100% or more of the offered Preferred Shares, the clearing price will be equal to the highest price at which all of the offered Preferred Shares can be sold in the auction. In this case, the clearing price will be determined based on the number of valid, irrevocable bids at the time of the submission deadline that Treasury decides, in its sole discretion, to accept (it being understood that Treasury must accept bids for 100% of the offered Preferred Shares if it accepts any bid). If valid, irrevocable bids for 100% or more of the offered Preferred Shares are received, any accepted bids submitted in the auction above the clearing price will receive allocations in full, while each bid submitted at the clearing price will be allocated the number of Preferred Shares represented by such bids, in the case bids for 100% of the offered Preferred Shares are received, or a number of Preferred Shares approximately equal to the pro-rata allocation percentage multiplied by the number of Preferred Shares represented by such bid, rounded to the nearest whole number of Preferred Shares (subject to rounding to eliminate odd-lots), in the case bids for more than 100% of the offered Preferred Shares are received.

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If valid, irrevocable bids are received for at least half, but less than all, of the offered Preferred Shares at the submission deadline, then Treasury may (but is not required to) sell, at the minimum bid price in the auction (which will be deemed the clearing price), the number of Preferred Shares it chooses to sell up to the number of bids received in the auction, so long as at least half of the offered Preferred Shares are sold, and in such a case if Treasury chooses to sell fewer Preferred Shares than the number of Preferred Shares for which bids were received, then all bids will experience equal pro-rata allocation.

•	If bids are received for less than half of the offered Preferred Shares, Treasury will not sell any Preferred Shares in this offering.

•	Unless Treasury decides not to sell any Preferred Shares or as otherwise described below, all Preferred Shares will be sold to bidders at the clearing price plus accrued dividends thereon.

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Promptly after the auction agents determine the clearing price, they will communicate that clearing price to Treasury. Treasury may decide not to sell any Preferred Shares after the clearing price is determined or, in the case where bids are reserved for at least half, but less than all, of the offered Preferred Shares, may decide to sell only a portion (but not less than half) of the offered Preferred Shares. Once Treasury confirms its acceptance of the clearing price and the number of Preferred Shares to be sold, the auction agents will confirm allocations of Preferred Shares to its clients and the network brokers. The underwriters will sell all Preferred Shares at the same price per share plus accrued dividends.

•

If Treasury elects to sell Preferred Shares in the offering, allocation of the Preferred Shares will be determined by, first, allocating Preferred Shares to any bids made above the clearing price, and second, allocating Preferred Shares (on a pro-rata basis if appropriate) among bids made at the clearing price. Any pro-rata allocation percentage for bids made at the clearing price will be determined by dividing the number of Preferred Shares to be allocated at the bidding increment equal to the clearing price by the number of Preferred Shares represented by bids at that bidding increment. Each accepted bid submitted at the clearing price will be allocated a number of Preferred Shares approximately equal to the pro-rata allocation percentage multiplied by the number of Preferred Shares represented by its bid, rounded to the nearest whole number of Preferred Shares. In no case, however, will any rounded amount exceed the original bid size.

•

After Treasury confirms its acceptance of the clearing price and the number of Preferred Shares to be sold, the auction agents and each network broker that has submitted successful bids will notify you, in the event your bids have been accepted by Treasury, by electronic message, telephone, facsimile or otherwise that the auction has closed and that your bids have been accepted by Treasury (subject, in some cases, to pro-ration, as described in this prospectus supplement). They may also provide you with a preliminary allocation estimate, which will be subsequently followed by a final allocation and confirmation of sale. In the event your bids are not accepted, you may be notified that your bids have not been accepted. As a result of the varying delivery times involved in sending e-mails over the Internet and other methods of delivery, you may receive notices of acceptance before or after other bidders.

•

The clearing price and number of Preferred Shares to be sold are expected to be announced via press release on the business day following the end of the auction. The price will also be included in the notice of acceptance and the confirmation of sale that will be sent to successful bidders, and will also be included in the final prospectus supplement for the offering.

•	Sales to investors will be settled through your account with the broker through which your bid was submitted.

•

If you submit bids that are accepted by Treasury, you will be obligated to purchase the Preferred Shares allocated to you regardless of whether you are aware that the notice of acceptance of your bid has been sent. Once an underwriter has sent out a notice of acceptance and confirmation of sale, it will not cancel or reject your bid. The auction agents and Treasury will rely on your bid in setting the public offering price and in sending notices of acceptance to successful bidders. As a result, you will be responsible for paying for all of the Preferred Shares that are finally allocated to you at the public offering price.

You should carefully review the procedures of, and communications from, the institution through which you bid to purchase Preferred Shares.

Auction Process Developments

You should keep in contact with the institution through which your bid has been submitted and monitor your relevant e-mail accounts, telephone and facsimile for notifications related to this offering, which may include:

•

Potential Request for Reconfirmation. The auction agents, in their sole discretion, may ask you to reconfirm your bid by directly contacting you (or your broker, if you submitted your bid through a broker other than an auction agent), although the auction agents are under no obligation to reconfirm bids for any reason, except as may be required by applicable securities laws. If you are requested to reconfirm a bid and fail to do so in a timely manner, the auction agents may deem your bid to have been withdrawn. The auction agents may, however, choose to accept your bid even if it has not been reconfirmed.

•

Notice of Acceptance. Notification as to whether any of your bids are successful and have been accepted by Treasury. This notification will include the final clearing price. If your bids have been accepted by Treasury, you will be informed about the results of the auction process.

SELLING SHAREHOLDER

The table below sets forth information concerning the resale of the Preferred Shares by Treasury. We will not receive any proceeds from the sale of any Preferred Shares sold by Treasury. Our operations are regulated by various U.S. governmental authorities, including in certain respects by Treasury. Other than through its role as a regulator and the acquisition of the Preferred Shares, Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

Treasury acquired the Preferred Shares as part of the Troubled Asset Relief Program, which was established pursuant to the Emergency Economic Stabilization Act of 2008 (“EESA”). EESA was enacted into law on October 3, 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other.

The following description was provided by Treasury and is derived from the website of Treasury. Treasury is the executive agency of the United States government responsible for promoting economic prosperity and ensuring the financial security of the United States. Treasury is responsible for a wide range of activities, such as advising the President of the United States on economic and financial issues, encouraging sustainable economic growth and fostering improved governance in financial institutions. Treasury operates and maintains systems that are critical to the nation’s financial infrastructure, such as the production of coin and currency, the disbursement of payments to the American public, revenue collection and the borrowing of funds necessary to run the federal government. Treasury works with other federal agencies, foreign governments, and international financial institutions to encourage global economic growth, raise standards of living and, to the extent possible, predict and prevent economic and financial crises. Treasury also performs a critical and far-reaching role in enhancing national security by implementing economic sanctions against foreign threats to the United States, identifying and targeting the financial support networks of national security threats and improving the safeguards of our financial systems. In addition, under the EESA, Treasury was given certain authority and facilities to restore the liquidity and stability of the financial system.

The doctrine of sovereign immunity, as limited by the FTCA, provides that claims may not be brought against the United States of America or any agency or instrumentality thereof unless specifically permitted by act of Congress. The FTCA bars claims for fraud or misrepresentation. The courts have held, in cases involving federal agencies and instrumentalities, that the United States may assert its sovereign immunity to claims brought under the federal securities laws. Thus, any attempt to assert a claim against Treasury alleging a violation of the federal securities laws, including the Securities Act and the Exchange Act, resulting from an alleged material misstatement in or material omission from this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus are a part, or any other act or omission in connection with the offering to which this prospectus supplement and the accompanying prospectus relate, likely would be barred. In addition, Treasury and its members, officers, agents, and employees are exempt from liability for any violation or alleged violation of the anti-fraud provisions of Section 10(b) of the Exchange Act by virtue of Section 3(c) thereof. The underwriters are not claiming to be agents of Treasury in this offering. Accordingly, any attempt to assert such a claim against the members, officers, agents or employees of Treasury for a violation of the Securities Act or the Exchange Act resulting from an alleged material misstatement in or material omission from this prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus are a part or resulting from any other act or omission in connection with the offering to which this prospectus supplement and the accompanying prospectus relates likely would be barred. See “Risk Factors – Treasury is a federal agency and your ability to bring a claim against Treasury under the federal securities laws in connection with a purchase of Preferred Shares may be limited.”

The table below sets forth information with respect to the number of Preferred Shares beneficially owned by Treasury as of June 11, 2012, the number of Preferred Shares being offered by Treasury in this offering, and the number of Preferred Shares to be beneficially owned by Treasury after this offering. The percentages below are calculated based on 37,000 Preferred Shares issued and outstanding as of June 11, 2012.

	Beneficial Ownership Prior to the Offering(1)(2)			Beneficial Ownership After the Offering
Name and Address of Beneficial Owner	Number of Preferred Shares Beneficially Owned(1)	Percent	Preferred Shares Being Offered	Number of Preferred Shares Beneficially Owned(1)(2)	Percent
United States Department of the Treasury 1500 Pennsylvania Avenue, N.W. Washington, D.C. 20220	37,000	100%	37,000	0	0%

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any Preferred Shares over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days.
(2)	Treasury also owns a warrant to purchase 550,595 of the shares of our common stock.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences applicable to “U.S. holders” (as defined below) with respect to the purchase, ownership and disposition of the Preferred Shares. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to differing interpretations or change, possibly with retroactive effect. This summary is limited to investors who will hold the Preferred Shares as capital assets and does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances. This discussion does not address the tax consequences to investors who are subject to special tax rules, such as banks and other financial institutions, insurance companies, governments and governmental entities, broker-dealers, partnerships and their partners, tax-exempt organizations, investors that will hold the Preferred Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, U.S. expatriates that have a functional currency that is not the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address any alternative minimum tax consequences or any state, local or non-U.S. tax consequences. Each prospective investor is urged to consult its own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the purchase, ownership, and disposition of the Preferred Shares.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of the Preferred Shares and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) is a holder of the Preferred Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Preferred Shares, you should consult your own tax advisors as to the particular U.S. federal income tax consequences of the purchase, ownership and disposition of the Preferred Shares.

Distributions on the Preferred Shares

In general, if distributions are made with respect to the Preferred Shares, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the Preferred Shares. Any amount in excess of your tax basis is treated as capital gain, the tax treatment of which is discussed below under “Sale or Redemptions of the Preferred Shares.”

Dividends received by individual holders of the Preferred Shares will generally be subject to a reduced maximum tax rate of 15% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends that are paid to individual shareholders with respect to Preferred Shares that are held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Preferred Shares become ex-dividend. Furthermore, the rate reduction does not apply to dividends received to the extent that an individual holder elects to treat the dividends as “investment income” for purposes of determining the holder’s limit for the deduction of investment interest under Section 163(d) of the Code. The 15% dividend rate is scheduled to expire December 31, 2012, at which time the rate will revert back to ordinary income rates previously in effect and applicable to dividends unless the Code is amended to provide for a different rate. In addition, under the Health Care and Education Reconciliation Act of

2010, dividends received after December 31, 2012 by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income. You should consult your own tax advisors regarding the implications of these rules in light of your particular circumstances.

Dividends received by corporate holders of the Preferred Shares may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury regulations yet to be promulgated). Under Section 1059, a corporate holder that has held shares for two years or less before the dividend announcement date generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. Individual holders of Preferred Shares that receive any “extraordinary dividends” that are treated as “qualified dividend income” (as discussed above) will be required to treat any losses on the sale of such Preferred Shares as long-term capital losses to the extent of such dividends. We strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Preferred Shares

On the sale or exchange of the Preferred Shares to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your tax basis in the Preferred Shares. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

On the redemption of Preferred Shares by us, your surrender of the Preferred Shares for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Preferred Shares or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of Preferred Shares (as discussed above) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code;

•	your interest in the Preferred Shares and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

•

the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only the Preferred Shares and other equity interests in us that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Preferred Shares will be treated as a distribution that is subject to the tax treatment described above under “Distributions on the Preferred Shares.” The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your tax basis in the Preferred Shares. Your tax basis in the redeemed Preferred Shares should be transferred to your remaining Preferred Shares. If, however, you have no remaining Preferred Shares, your basis could be lost.

Any redemption proceeds that are attributable to any declared but unpaid dividends on the Preferred Shares will generally be subject to the rules described above under “Distributions on the Preferred Shares.”

We strongly encourage you to consult your own tax advisor regarding: (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Information Reporting and Backup Withholding

Information reporting will generally apply to noncorporate U.S. holders with respect to payments of dividends on the Preferred Shares and to certain payments of proceeds on the sale or other disposition of the Preferred Shares. Certain noncorporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Preferred Shares and certain payments of proceeds on the sale or other disposition of the Preferred Shares unless the beneficial owner of the Preferred Shares furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service (the “IRS”).

New Legislation Relating to Foreign Accounts

Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation generally imposes a 30% withholding tax on dividends on or gross proceeds from the sale or other disposition of Preferred Shares paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation generally imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Under recently issued IRS guidance, these rules generally would apply to payments of dividends on the Preferred Shares made after December 31, 2013, and payments of gross proceeds from a disposition of the Preferred Shares made after December 31, 2014. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

Treasury is offering the Preferred Shares through Merrill Lynch, Pierce, Fenner & Smith Incorporated and Sandler O’Neill & Partners, L.P. as representatives of the several underwriters. The terms and conditions set forth in the underwriting agreement, dated June 13, 2012, govern the sale and purchase of the Preferred Shares. Each underwriter named below has severally agreed to purchase from Treasury, and Treasury has agreed to sell to such underwriter, the number of Preferred Shares set forth opposite the name of each underwriter below at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement.

Underwriter	Number of Preferred Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	17,113
Sandler O’Neill & Partners, L.P.	17,112
C.L. King & Associates, Inc.	925
Guzman & Company	925
Mischler Financial Group, Inc.	925

Total	37,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Preferred Shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the Preferred Shares that Treasury determines to sell, if any are purchased. The number of Preferred Shares that Treasury may determine to sell will depend, in part, upon the success of the auction process. See “Auction Process — The Auction Process — Pricing and Allocation.”

The underwriters plan to offer the Preferred Shares for sale pursuant to the auction process described above under “Auction Process.” Preferred Shares sold by the underwriters to the public will be sold at the clearing price determined through that auction process plus accrued dividends thereon. During the auction period, bids may be placed for Preferred Shares at any price in increments of $0.01. The offering of the Preferred Shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. As described under “Auction Process,” Treasury may decide not to sell any Preferred Shares in the auction process, regardless of the clearing price set in the auction process.

The underwriters are committed to purchase and pay for all such Preferred Shares, if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement.

The following table shows the per share and total underwriting discounts and commissions that the underwriters will receive and the proceeds Treasury will receive.

Preferred Stock	Per Share	Total
Price to public(1)	$962.6600	$35,618,420.00
Underwriting discounts and commissions to be paid by Treasury(2)	14.4399	534,276.30
Proceeds to Treasury(1)	948.2201	35,084,143.70

(1)	Plus accrued dividends from and including May 15, 2012.
(2)	Treasury has agreed to pay all underwriting discounts and commissions and transfer taxes. We have agreed to pay all transaction fees, if any, applicable to the sale of the Preferred Shares and certain fees and disbursements of counsel for Treasury incurred in connection with this offering.

We estimate that the total expenses of this offering, other than the underwriting discounts and commissions and transfer taxes, if any, will be approximately $135,000 and are payable by us.

Restriction on Sales of Securities

We and Treasury have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 30 days after the date of this prospectus supplement, that we will not, without the prior written consent of the representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of preferred stock or any securities convertible into, or exercisable or exchangeable, for preferred stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of preferred stock.

The restrictions described in the immediately preceding paragraph will not apply to sales by Treasury of any of our Preferred Shares back to us. The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the Preferred Shares and other securities from the foregoing restrictions.

Indemnity

We have agreed to indemnify Treasury and the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions.

Stabilizing transactions permit bids to purchase Preferred Shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of Preferred Shares while this offering is in progress.

These stabilizing transactions may have the effect of raising or maintaining the market price of our Preferred Shares or preventing or retarding a decline in the market price of our Preferred Shares. As a result, the price of our Preferred Shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Preferred Shares. These transactions may be effected in the open market or otherwise and, if commenced, may be discontinued at any time.

Listing

The Preferred Shares will not be listed for trading on any stock exchange or be available for quotation on any national quotation system.

Selling Restrictions

None of the underwriters, Treasury or us have undertaken any efforts to qualify the Preferred Shares for sale in any jurisdiction outside the United States. Investors located outside the United States are not eligible to participate in this offering.

Conflict of Interest; Other Relationships

From time to time, the underwriters and their affiliates have provided, and may continue to provide, investment banking and other financial advisory services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation for such services.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the Preferred Shares offered by this prospectus supplement and certain other legal matters will be passed upon for us by the law firm of Vorys, Sater, Seymour and Pease LLP. The underwriters are represented by Sidley Austin LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, included in our Annual Report on Form 10-K for the year ended December 31, 2011, have been incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the report of Crowe Horwath LLP, an independent registered public accounting firm, which report is incorporated by reference herein and therein and given upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

First Defiance Financial Corp.

37,000 Fixed Rate Cumulative Perpetual Preferred Shares, Series A, Par Value $.01 Per Share

(or Depositary Shares Evidencing Fractional Interests in Such Fixed

Rate Cumulative Perpetual Preferred Shares, Series A, Par Value $.01 Per Share)

Warrant to Purchase 550,595 Common Shares, Par Value $.01 Per Share

550,595 Common Shares, Par Value $.01 Per Share

This prospectus relates to the potential resale from time to time by the selling securityholders of some or all of 37,000 of our Fixed Rate Cumulative Perpetual Preferred Shares, Series A, par value $.01 per share, liquidation preference $1,000 per share (the “Series A Preferred Shares”), or, in the event such Series A Preferred Shares are deposited with a depositary as described in this prospectus, depositary shares evidencing fractional interests in such Series A Preferred Shares; a warrant (the “Warrant”) to purchase 550,595 of our common shares, par value $.01 per share (the “Common Shares”); and any Common Shares issuable from time to time upon exercise of the Warrant. The Series A Preferred Shares and the Warrant were originally issued by us pursuant to the Letter Agreement dated December 5, 2008, and the related Securities Purchase Agreement — Standard Terms, between us and the United States Department of the Treasury (the “U.S. Treasury”), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

The selling securityholders who may sell or otherwise dispose of the securities offered by this prospectus include the U.S. Treasury and any other holders of the securities covered by this prospectus to whom the U.S. Treasury has transferred its registration rights in accordance with the terms of the Letter Agreement between us and the U.S. Treasury. The selling securityholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions. We will not receive any proceeds from the sale of securities by the selling securityholders.

Neither the Series A Preferred Shares nor the Warrant is listed on any national securities exchange, and, unless requested by the U.S. Treasury, we do not intend to seek such a listing for the Series A Preferred Shares or the Warrant.

The Common Shares of First Defiance Financial Corp. (“First Defiance”) are listed on the NASDAQ Global Select Market under the symbol “FDEF.” On April 20, 2012, the closing price for the First Defiance Common Shares was $16.59.

Investing in our securities involves risks. We urge you to carefully review the information contained in this prospectus under the caption “RISK FACTORS” beginning on page 4 and other information included or incorporated by reference in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before you make your investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION NOR ANY BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM OR ANY OTHER GOVERNMENTAL OR REGULATORY AGENCY OR INSTRUMENTALITY.

Our principal executive offices are located at 601 Clinton Street, Defiance, Ohio 43512-3272, and our telephone number is (419) 782-5015.

The date of this prospectus is May 15, 2012

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The reports, proxy statements and other information that we file with the SEC are available to the public from the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available through our Internet site at http://www.fdef.com. The information on the SEC website and on our website is not a part of this prospectus. You may also read and copy any document we file with the SEC by visiting the SEC’s Public Reference Room in Washington, D.C. The SEC’s address in Washington, D.C. is 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room.

We will provide without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents). Requests should be directed to: First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512-3272, Attention: Donald P. Hileman, telephone number (419) 782-5015.

Incorporation by Reference

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede information included or previously incorporated by reference into this prospectus from the date we file the document containing such information.

Except as noted below, we incorporate by reference the following documents that we have filed with the SEC and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus until the completion of the offering in the relevant prospectus supplement to which this prospectus relates or this offering is terminated:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 7, 2012, and Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2011, filed on April 3, 2012;

•	Current Report on Form 8-K filed on March 15, 2012; and

•

The description of our Common Shares set forth in the Registration Statement we filed with the SEC on Form 8-A on September 25, 1995, including any amendment or report filed with the SEC for the purpose of updating this description.

Pursuant to General Instruction B of Form 8-K, any information furnished pursuant to “Item 2.02. Results of Operations and Financial Condition” or “Item 7.01. Regulation FD Disclosure” of Form 8-K is not deemed to be “filed” for purposes of Section 18 of the Exchange Act, and we are not incorporating by reference any information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K into this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf registration process, the selling securityholders named in this prospectus may sell any of the securities described in this prospectus in one or more offerings from time to time. When we use the term “securities” in this prospectus, we mean any of the securities that the selling securityholders named in this prospectus may offer under this prospectus, unless we say otherwise. We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any prospectus supplement. You also should carefully read the documents incorporated by reference into this prospectus and the documents we have referred you to in “WHERE YOU CAN FIND MORE INFORMATION – Available Information” for additional information about our Company, including our financial statements.

Unless the context otherwise requires, references to “First Defiance,” the “Company,” “we,” “our” and “us” and similar terms mean First Defiance Financial Corp. and its subsidiaries.

The selling securityholders named in this prospectus may use this prospectus to offer any of the following of our securities from time to time:

•	Fixed Rate Cumulative Perpetual Preferred Shares, Series A, par value $.01 per share, either directly or represented by depositary shares;

•	Warrant to purchase 550,595 of our Common Shares, par value $.01 per share; or

•	Common Shares, par value $.01 per share, issued upon exercise of the Warrant.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not, and the selling securityholders have not, authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the securities to which this prospectus relates in any jurisdiction to or from any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and, if applicable, any prospectus supplement or any document incorporated by reference in this prospectus or any prospectus supplement, is accurate as of any date other than the date on the front cover of this prospectus or on the front cover of the applicable prospectus supplement or document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to our financial condition, results of operations, cash flows, plans, objectives, strategies, targets, prospects and business. Forward-looking statements reflect our expectations, estimates or projections concerning future results or events. These statements are generally identified by the use of forward-looking words or phrases such as “believe,” “strategy,” “expect,” “anticipate,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Forward-looking statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed in or implied by the forward-looking statements. We cannot assure you that any of our expectations, estimates or projections will be achieved and you should not place undue reliance on forward-looking statements.

The risk factors set forth or incorporated by reference below under the section captioned “RISK FACTORS” could affect future results, causing our results to differ materially from those expressed in our forward-looking statements.

The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective document incorporated by reference herein, as applicable, and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. See the section captioned “WHERE YOU CAN FIND MORE INFORMATION.”

Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation:

•	Local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact.

•	Volatility and disruption in national and international financial markets.

•	Government intervention in the U.S. financial system.

•	Changes in the level of non-performing assets and charge-offs.

•	Changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements.

•	Acquisitions and integration of acquired businesses.

•	Changes in consumer spending, borrowings and savings habits.

•	Changes in the financial performance of our borrowers.

•	The effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board of Governors.

•	Inflation, interest rate, securities market and monetary fluctuations.

•	The timely development and acceptance of new products and services and perceived overall value of these products and services by users.

•	Technological changes.

•	The ability to increase market share and control expenses.

•	Changes in the competitive environment among financial holding companies and other financial service providers.

•	The effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we must comply.

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The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

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The costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews.

•	Greater than expected costs or difficulties related to the integration of new products and lines of business.

The list of factors above is illustrative but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All subsequent written and oral forward-looking statements concerning the matters addressed in this prospectus and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under the section captioned “RISK FACTORS” in the applicable prospectus supplement, under the heading “Item 1A. Risk Factors” in Part I of our most recent Annual Report on Form 10-K, and in our updates to those risk factors under the heading “Item 1A. Risk Factors” in Part II of our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

OUR COMPANY

First Defiance is a unitary thrift holding company that conducts business through its two wholly owned subsidiaries, First Federal Bank of the Midwest (“First Federal”) and First Insurance Group of the Midwest, Inc. (“First Insurance”). First Federal’s traditional banking activities include originating and servicing residential, commercial and consumer loans and providing a broad range of depository, trust and wealth management services. First Federal is primarily engaged in attracting deposits from the general public through its offices and using those and other available sources of funds to originate loans primarily in the counties in which its offices are located. First Insurance is an insurance agency that does business in the Defiance and Bowling Green, Ohio areas offering property, casualty, group health, and life insurance products.

First Defiance was incorporated under the laws of the State of Ohio in 1995. Our principal executive offices are located at 601 Clinton Street, Defiance, Ohio 43512, and our telephone number is (419) 782-5015. Our website can be accessed at http://www.fdef.com. Information contained in our website does not constitute part of, and is not incorporated into, this prospectus.

At December 31, 2011, we had consolidated assets of $2.07 billion, consolidated deposits of $1.6 billion, and consolidated shareholder’s equity of $278.1 million.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred share dividends for the periods shown. For the purpose of computing the ratios, earnings represent the sum of income before income taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits, and one-third of rental expense (which First Defiance believes is representative of the interest factor). Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. First Defiance had no preferred shares outstanding before the Series A Preferred Shares issued in December 2008.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges and preferred dividends:
Excluding Interest on Deposits	2.37x	1.65x	2.11x	1.39x	1.27x	1.26x	1.41x
Including Interest on Deposits	4.08x	2.80x	3.82x	2.21x	2.00x	2.06x	3.06x

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling securityholders of the securities offered by this prospectus or any accompanying prospectus supplement. If the holder of the Warrant does not elect a cashless exercise, we may receive proceeds from the exercise of some or all of the Warrant, which we will use for general corporate purposes. See the discussion in the section captioned “DESCRIPTION OF WARRANT TO PURCHASE COMMON SHARES — Exercise of the Warrant.”

CAPITAL STOCK OF FIRST DEFIANCE

The following summary describes the material features of our capital stock. This summary does not describe every aspect of our capital stock and is subject to, and qualified in its entirety by reference to, all the provisions of our Articles of Incorporation, as amended (the “Articles”), Code of Regulations and Bylaws, each of which is attached as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of Ohio law.

We are authorized under the Articles to issue up to 25,000,000 Common Shares and up to 5,000,000 preferred shares, par value $.01 per share. As of April 20, 2012, we had 9,728,491 Common Shares outstanding and 37,000 Series A Preferred Shares outstanding. See the description of the Common Shares in the section captioned “DESCRIPTION OF COMMON SHARES” and the description of the Series A Preferred Shares in the section captioned “DESCRIPTION OF SERIES A PREFERRED SHARES.”

Our authorized but unissued preferred shares are typically referred to as “blank check” preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under the Articles, our Board of Directors has the authority, without any further shareholder vote or action, to issue the remaining Preferred Shares in one or more series, from time to time, with such rights, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the preferred shares, as may be provided in the amendment or amendments to the Articles adopted by our Board of Directors. Under Ohio law, absent a determination by our Board of Directors to establish different voting rights, holders of preferred shares would be entitled to one vote per share on matters to be voted upon by the holders of Common Shares and preferred shares voting together as a single class. Ohio law would also entitle the holders of preferred shares to exercise a class vote on certain matters.

The authority of our Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to preferred shares of any series:

•	the division of the preferred shares into series and the designation and authorized number of preferred shares (up to the number of preferred shares authorized) in each series;

•	the voting rights (full, conditional or limited) of the preferred shares of each series;

•	the dividend rates or the amount of dividends to be paid on the preferred shares of each series and whether the dividends are to be cumulative;

•	whether preferred shares are to be redeemable, and, if so, the price or prices at which, and the terms and conditions upon which the preferred shares may be redeemed;

•	the liquidation rights to which the holders of preferred shares will be entitled;

•	whether the preferred shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;

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whether the preferred shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;

•	the price or other consideration for which the preferred shares are to be issued;

•	whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions; and

•	any other designations, preferences, limitations or rights permitted by the Articles and Ohio law.

DESCRIPTION OF SERIES A PREFERRED SHARES

The following is a brief description of the terms of the Series A Preferred Shares that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Articles, including the Certificate of Amendment by Directors to Articles with respect to the Series A Preferred Shares, copies of which have been filed with the SEC and are also available upon request from us.

General

Our Board of Directors has designated 37,000 of our preferred shares as Series A Preferred Shares, all of which were issued to the U.S. Treasury in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding Series A Preferred Shares are validly issued, fully paid and nonassessable.

Dividends Payable on Series A Preferred Shares

Holders of Series A Preferred Shares are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per Series A Preferred Share from December 5, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of Series A Preferred Shares are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per Series A Preferred Shares with respect to each Dividend Period thereafter.

Dividends have been payable quarterly in arrears on each February 15, May 15, August 15 and November 15 (each, a “Dividend Payment Date”), since February 15, 2009. If any Dividend Payment Date is not a business day, then the next business day will be the applicable Dividend Payment Date, and no additional dividends will accrue as a result of the applicable postponement of the Dividend Payment Date. The period from and including any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period,” provided that the initial Dividend Period was the period from and including December 5, 2008 to, but excluding, February 15, 2009. Dividends payable during any Dividend Period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on any date prior to the end of a Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends payable with respect to the Series A Preferred Shares are payable to holders of record of Series A Preferred Shares on the date that is the 15th calendar day immediately preceding the applicable Dividend Payment Date or such other record date as our Board of Directors or any duly authorized committee of the Board of Directors determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable Dividend Payment Date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Shares, we are required to provide written notice to the holders of Series A Preferred Shares prior to the applicable Dividend Payment Date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to our financial condition, that the payment of dividends would be an unsafe or unsound practice and to prohibit the payment thereof. Currently, the Federal Reserve Board requires that we obtain its approval prior to paying dividends to our shareholders. In addition, we are subject to Ohio state laws relating to the payment of dividends.

Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries. Thus, as a practical matter, any restrictions on the ability of our subsidiaries to pay dividends will act as restrictions on the amount of funds available for payment of dividends by First Defiance. Dividend payments from First Federal are subject to legal and regulatory limitations, generally based on net income and retained earnings. The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations. Payments of dividends by First Federal may be restricted at any time at the discretion of the Office of the Comptroller of the Currency (“OCC”) if it deems such dividends to constitute an unsafe and/or an unsound banking practice.

Priority of Dividends and Payments on Liquidation

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Shares will rank:

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senior to our Common Shares and any other class or series of stock the terms of which expressly provide that it ranks junior to the Series A Preferred Shares as to dividend rights and/or rights on liquidation, dissolution or winding up of First Defiance (“Junior Stock”); and

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at least equally with any other class or series of stock the terms of which do not expressly provide that it ranks senior or junior to the Series A Preferred Shares as to dividend rights and/or rights on liquidation, dissolution or winding up of First Defiance (“Parity Stock”).

So long as any Series A Preferred Shares remain outstanding, unless all accrued and unpaid dividends on the Series A Preferred Shares for all prior Dividend Periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever will be paid or declared on our Common Shares, other Junior Stock or Parity Stock, other than a dividend payable solely in Common Shares. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any of our Common Shares, other Junior Stock or Parity Stock, unless we have declared and paid in full all accrued and unpaid dividends on the Series A Preferred Shares for all prior Dividend Periods, other than:

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purchases, redemptions or other acquisitions of our Common Shares or other Junior Stock in connection with the administration of our employee benefit plans in the ordinary course of business (including purchases pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation) and consistent with past practice;

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purchases or other acquisitions by a broker-dealer subsidiary of First Defiance solely for the purpose of market-making, stabilization or customer facilitation transactions in Junior Stock or Parity Stock in the ordinary course of its business;

•	purchases by a broker-dealer subsidiary of First Defiance for resale pursuant to an offering by First Defiance of our capital stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or Junior Stock in connection with a shareholders’ rights plan or redemptions or repurchases of rights pursuant to any shareholders’ rights plan;

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acquisition of record ownership of Junior Stock or Parity Stock for the beneficial ownership of any other person who is not First Defiance or a subsidiary of First Defiance, including as trustee or custodian; and

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the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock or Junior Stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 5, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for Common Shares.

If we repurchase Series A Preferred Shares from a holder other than the U.S. Treasury, we must offer to repurchase a ratable portion of the Series A Preferred Shares then held by the U.S. Treasury.

On any Dividend Payment Date for which full dividends are not paid, or declared and funds set aside therefor, on the Series A Preferred Shares and any other Parity Stock, all dividends paid or declared for payment on that Dividend Payment Date (or, with respect to Parity Stock with a different dividend payment date, on the applicable dividend date therefor falling within the Dividend Period and related to the Dividend Payment Date for the Series A Preferred Shares), with respect to the Series A Preferred Shares and any other Parity Stock, will be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the Dividend Period.

Subject to the foregoing, such dividends (payable in cash, securities or other property) as may be determined by our Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on our Common Shares and any other Junior Stock from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Shares will not be entitled to participate in any such dividend.

Preemptive Rights

Our Articles provide that the holders of Series A Preferred Shares do not have preemptive rights.

Redemption

Under provisions introduced by the American Recovery and Reinvestment Act of 2009 (“ARRA”), First Defiance may provide notice to the Federal Reserve Board and the U.S. Treasury of First Defiance’s desire to redeem all or part of the Series A Preferred Shares. The proposed redemption must cover a minimum of 25% of the Series A Preferred Shares originally issued.

After receiving the required notice, the U.S. Treasury and the Federal Reserve Board will consult about the request. First Defiance will be subject to the existing supervisory procedures for approving redemption requests for capital instruments, in which First Defiance’s desire to redeem the Series A Preferred Shares will be weighed against the contribution of U.S. Treasury capital to First Defiance’s overall soundness, capital adequacy and ability to lend, including confirmation that First Defiance and its banking subsidiary, First Federal, have a comprehensive internal capital assessment process.

When all consultations have been completed, the U.S. Treasury will contact First Defiance to discuss the redemption request, including the details of the redemption and the documentation to be completed.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Shares are not subject to any mandatory redemption, sinking fund or similar provisions. Holders of Series A Preferred Shares have no right to require the redemption or repurchase of the Series A Preferred Shares.

If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the Series A Preferred Shares to be redeemed will be selected either pro rata from the holders of record of Series A Preferred Shares in proportion to the number of Series A Preferred Shares held by those holders or in such other manner as our Board of Directors or a duly authorized committee thereof may determine to be fair and equitable.

Series A Preferred Shares that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued preferred shares.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Shares will be entitled to receive an amount per share, referred to as the “total liquidation amount”, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Shares will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our Common Shares or any other shares ranking, as to that distribution, junior to the Series A Preferred Shares.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series A Preferred Shares and all holders of any shares of outstanding Parity Stock, the amounts paid to the holders of Series A Preferred Shares and other shares of Parity Stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series A Preferred Shares has been paid in full to all holders of Series A Preferred Shares and the corresponding amounts payable with respect to other shares of Parity Stock have been paid in full, the holders of our Common Shares or any other shares ranking, as to such distribution, junior to the Series A Preferred Shares will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other entity or by another entity with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Shares will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends    If the dividends on the Series A Preferred Shares have not been paid for an aggregate of six quarterly Dividend Periods or more (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will automatically be increased by two. Holders of Series A Preferred Shares, together with the holders of any outstanding Parity Stock with like voting rights (“Voting Parity Stock”), voting as a single class, will be entitled to elect the two additional members of our Board of Directors (“Preferred Stock Directors”) at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock Directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past Dividend Periods, including the last completed Dividend Period, have been paid in full, at which time such right will terminate with respect to the Series A Preferred Shares, subject to revesting in the event of each and every subsequent failure to pay dividends in the circumstances described above. The election of any Preferred Stock Director is subject to the qualification that the election would not cause us to violate the corporate governance requirements of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Shares and Voting Parity Stock to vote for Preferred Stock Directors, as described above, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office will terminate immediately and the number of authorized directors of First Defiance will be reduced by the number of Preferred Stock Directors that the holders of Series A Preferred Shares and Voting Parity Stock had been entitled to elect. The holders of a majority of the Series A Preferred Shares and Voting Parity Stock, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the Series A Preferred Shares and Voting Parity Stock, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director. If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights    So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles, the vote or consent of the holders of at least 66 2/3% of the Series A Preferred Shares at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

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any amendment or alteration of our Articles to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series A Preferred Shares with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of First Defiance;

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any amendment, alteration or repeal of any provision of our Articles (including any amendment, alteration or repeal by means of a merger, consolidation or otherwise, unless no vote on such merger or consolidation is required by the following paragraph) so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares; or

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any consummation of a binding share exchange or reclassification involving the Series A Preferred Shares or of a merger or consolidation of First Defiance with another entity, unless (1) the Series A Preferred Shares remain outstanding following any such transaction or, if First Defiance is not the surviving entity following such transaction, are converted into or exchanged for preference securities of the surviving entity or its ultimate parent and (2) such remaining outstanding Series A Preferred Shares or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series A Preferred Shares immediately prior to the consummation of such transaction, taken as a whole.

However, any increase in the amount of authorized preferred stock, including any increase in the authorized amount of Series A Preferred Shares necessary to satisfy pre-emptive or similar rights granted by First Defiance to other persons prior to December 5, 2008, or the creation and issuance, or an increase in the authorized or issued amount, whether pursuant to preemptive or similar rights or otherwise, of any other series of preferred stock, or any securities convertible or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to Series A Preferred Shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of First Defiance will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and will not require the affirmative vote or consent of, the holders of outstanding Series A Preferred Shares.

With respect to the voting rights of the Series A Preferred Shares, each holder of Series A Preferred Shares will have one vote for each Series A Preferred Share on any matter on which holders of Series A Preferred Shares are entitled to vote.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding Series A Preferred Shares have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Shares to effect the redemption.

DESCRIPTION OF DEPOSITARY SHARES

Pursuant to the Letter Agreement between us and the U.S. Treasury, we have agreed, if requested by the U.S. Treasury, to enter into a depositary arrangement pursuant to which the Series A Preferred Shares may be deposited and depositary shares, each representing a fraction of a Series A Preferred Share as specified by the U.S. Treasury, may be issued. The Series A Preferred Shares would be held by a depositary (e.g., a bank or trust company) reasonably acceptable to the U.S. Treasury. If we enter into such a depository arrangement, the selling securityholders would be offering depository shares, each representing a fraction of a Series A Preferred Share, instead of actual whole Series A Preferred Shares. The actual terms of any depository arrangement would be set forth in a deposit agreement to which we would be a party, and would be attached as an exhibit to a filing by us that would be incorporated by reference into this prospectus.

DESCRIPTION OF WARRANT TO PURCHASE COMMON SHARES

The following is a brief description of the terms of the Warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Common Shares Subject to the Warrant

The Warrant is initially exercisable for 550,595 of our Common Shares. The number of Common Shares subject to the Warrant is subject to the adjustments described below under the caption “— Adjustments to the Warrant.” In accordance with the terms of the Letter Agreement between us and the U.S. Treasury and the related Securities Purchase Agreement — Standard Terms, the U.S. Treasury has represented that it intends to refrain from exercising any voting rights pertaining to our Common Shares which it may come to own upon exercise of some or all of the Warrant.

Exercise of the Warrant

The initial exercise price applicable to the Warrant is $10.08 per Common Share for which the Warrant may be exercised. The Warrant may be exercised, in whole or in part, at any time on or before December 5, 2018 by surrender of the Warrant and a completed notice of exercise attached as an annex to the Warrant and the payment of the exercise price for the Common Shares for which the Warrant is being exercised. The exercise price may be paid either by the withholding by First Defiance of such number of Common Shares issuable upon exercise of the Warrant equal to the value of the aggregate exercise price of the Warrant determined by reference to the market price of our Common Shares on the trading day on which the Warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. If the warrantholder does not exercise the Warrant in its entirety, the warrantholder will be entitled to receive a new warrant in substantially identical form for the purchase of that number of Common Shares equal to the difference between the number of Common Shares subject to the Warrant and the number of Common Shares as to which the Warrant is exercised. The exercise price applicable to the Warrant is subject to the further adjustments described below under the caption “— Adjustments to the Warrant.”

Upon exercise of the Warrant, certificates for the Common Shares issuable upon exercise will be issued to the warrantholder. Such Common Shares will be deemed to be issued as of the close of business on the date on which the Warrant and the payment of the exercise price are delivered to First Defiance. We will not issue fractional shares upon any exercise of the Warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our Common Shares on the last trading day preceding the exercise of the Warrant less the pro-rated exercise price of the Warrant for any fractional Common Shares that would have otherwise been issuable upon the exercise of the Warrant. We will at all times reserve the aggregate number of Common Shares for which the Warrant may be exercised. The Common Shares issuable upon exercise of the Warrant will be listed on the NASDAQ Global Select Market.

Rights as a Shareholder

The warrantholder will have no rights or privileges of a holder of our Common Shares, including any voting rights, until (and then only to the extent) the Warrant has been exercised.

Transferability

The Warrant, and all rights under the Warrant, are transferable in accordance with applicable securities laws.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations    The number of Common Shares for which the Warrant may be exercised and the exercise price applicable to the Warrant will be proportionately adjusted in the event we pay dividends or make distributions of our Common Shares, or subdivide, combine or reclassify our outstanding Common Shares into a smaller or greater amount.

Other Distributions    If we declare any dividends or distributions other than our historical, ordinary cash dividends (i.e., regular quarterly dividends not in excess of $0.26 per share), both the number of Common Shares issuable upon exercise of the Warrant and the exercise price of the Warrant will be adjusted to reflect such dividends or distributions.

Certain Repurchases    If we effect a pro rata repurchase of Common Shares, both the number of Common Shares issuable upon exercise of the Warrant and the exercise price of the Warrant will be adjusted.

Business Combinations    In the event of a merger, consolidation, statutory share exchange or similar transaction involving First Defiance and requiring shareholder approval, or a reclassification of our Common Shares (other than as described above under the caption “– Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations”), the warrantholder’s right to receive our Common Shares upon exercise of the Warrant will be converted into the right to exercise the Warrant for the transaction consideration that would have been payable to the warrantholder with respect to the Common Shares for which the Warrant may be exercised, as if the Warrant had been exercised prior to such merger, consolidation or similar transaction, or reclassification.

Registered Sales of the Warrant

The holders agree to sell the Warrant or any portion thereof under the Registration Statement of which this prospectus is a part only beginning 30 days after notifying First Defiance of any such sale, during which 30-day period the U.S. Treasury and all holders of the Warrant shall take reasonable steps to agree to revisions to the Warrant to permit a public distribution of the Warrant, including entering into a warrant agreement and appointing a warrant agent.

Repurchase of the Warrant

Following the redemption by First Defiance of all of the Series A Preferred Shares held by the U.S. Treasury, First Defiance may elect to repurchase the Warrant. To do so, First Defiance must deliver to the U.S. Treasury within 15 calendar days after the date on which the Series A Preferred Shares are redeemed, a notice of First Defiance’s intent to repurchase the Warrant, which repurchase would be made at the fair market value of the Warrant pursuant to procedures set forth in Section 4.9(c) of the Securities Purchase Agreement (the “Warrant Repurchase Notice”). If First Defiance did not deliver the Warrant Repurchase Notice to the U.S. Treasury within such 15-calendar day period, the U.S. Treasury would be permitted to sell the Warrant.

DESCRIPTION OF COMMON SHARES

The following is a brief description of the terms of our Common Shares. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the relevant provisions of Ohio law, our Articles, Code of Regulations and Bylaws, each of which is attached as an exhibit to the registration statement of which this prospectus is a part.

General

Under our Articles, we are authorized to issue up to 25,000,000 Common Shares. As of April 20, 2012, 9,728,491 Common Shares were outstanding, 3,011,005 Common Shares were held by First Defiance as treasury shares, and 656,025 Common Shares were reserved for issuance in connection with awards made pursuant to First Defiance equity compensation plans. The Common Shares issuable upon exercise of the Warrant, in whole or in part, will be issued by us from Common Shares held in treasury or from authorized but unissued Common Shares.

Liquidation Rights    Each Common Share entitles the holder thereof to share ratably in First Defiance’s net assets legally available for distribution to shareholders in the event of First Defiance’s liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment, subject to the rights of the holders of our Series A Preferred Shares. With respect to the amounts to be paid upon liquidation, the Series A Preferred Shares rank senior to the Common Shares.

Preemptive, Subscription, Conversion and Redemption Rights    The holders of Common Shares do not have preemptive, subscription or conversion rights, and there are no mandatory redemption provisions applicable to the Common Shares.

Dividends    As an Ohio corporation, First Defiance may, in the discretion of our Board of Directors, generally pay dividends to our shareholders out of surplus, however created, but must notify the shareholders if a dividend is paid out of capital surplus. Our ability to obtain funds for the payment of dividends and for other cash requirements largely depends on the amount of dividends that may be declared and paid by our subsidiaries. Thus, as a practical matter, any restrictions on the ability of our subsidiaries to pay dividends will act as restrictions on the amount of funds available for payment of dividends by First Defiance.

Dividend payments from First Federal are subject to legal and regulatory limitations, generally based on net income and retained earnings. The ability of our subsidiaries to pay dividends to us is also subject to their profitability, financial condition, capital expenditures and other cash flow requirements and contractual obligations. Payments of dividends by First Federal may be restricted at any time at the discretion of the OCC, if it deems such dividends to constitute an unsafe and/or an unsound banking practice.

In connection with its supervision of First Defiance, its former primary regulator, the Office of Thrift Supervision (“OTS”), which was eliminated and replaced by the Federal Reserve Board, and the Company entered into a memorandum of understanding (“MOU”), which is a tool employed by bank regulatory agencies to address areas of concern to the regulator. The memorandum requires that First Defiance obtain approval from the Federal Reserve Board before it pays any dividends, including dividends on our Common Shares.

The dividend rights of holders of our Common Shares are also qualified by and subject to the dividend rights of holders of Series A Preferred Shares. With respect to the payment of dividends, the Series A Preferred Shares rank senior to the Common Shares. So long as any Series A Preferred Shares remain outstanding, unless all accrued and unpaid dividends on the Series A Preferred Shares have been paid or are contemporaneously declared and paid in full, no dividend whatsoever will be declared or paid on the Common Shares.

Number of Directors    Our Articles provide for our Board of Directors to consist of not less than five and not more than 15 directors. Our Board of Directors currently consists of 10 directors.

Nomination of Directors    Under the Articles, either our Board of Directors or any shareholder entitled to vote in the election of directors may nominate a candidate for election to our Board of Directors. Shareholder nominations must be made in writing and must be delivered or mailed to our Secretary not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of our shareholders. A shareholder’s notice nominating a director must set forth:

•	the name, age and address of each proposed nominee;

•	the principal occupation of each proposed nominee; and

•	the total number of shares of our stock that are owned by each proposed nominee.

Cumulative Voting Rights    Under Ohio law, shareholders have the right to make a request, in accordance with applicable procedures, to cumulate their votes in the election of directors unless a corporation’s articles of incorporation are amended, in accordance with applicable procedures, to eliminate that right. The Articles have been amended to eliminate cumulative voting in the election of directors.

Anti-Takeover Effects of Articles of Incorporation, Bylaws, Code of Regulations and Ohio Law

Certain provisions in our Articles, Bylaws and Code of Regulations and the Ohio Revised Code could discourage potential takeover attempts and make attempts by shareholders to change management more difficult. These provisions could adversely affect the market price of our shares.

Classification of the Board of Directors    Our Articles provide for our Board of Directors to be divided into three classes, with the term of office of one class expiring each year. This classification system increases the difficulty of replacing a majority of the directors at any one time and may tend to discourage a third-party from making a tender offer or otherwise attempting to gain control of us. It also may maintain the incumbency of our Board of Directors. Under the Ohio General Corporation Law, shareholders may not remove any directors on a classified board of directors without cause.

Special Voting Requirements    Our Articles contain special voting requirements that may be deemed to have anti-takeover effects. These voting requirements are described in Article XV and apply when any of the following actions are contemplated:

•	any merger, share exchange or consolidation of First Defiance with or into a beneficial owner of 10% or more of the Common Shares or any affiliate of such a beneficial owner (a “Related Person”);

•	any sale, lease, exchange, transfer or other disposition of at least 25% of the assets of First Defiance to a Related Person;

•	any merger or consolidation into First Defiance or one of our subsidiaries of a Related Person;

•	any sale, lease, exchange, transfer or other disposition of at least 25% of the total assets of a Related Person to First Defiance;

•	the issuance of any securities of First Defiance or one of our subsidiaries to a Related Person;

•	the acquisition by First Defiance or one of our subsidiaries of any securities of a Related Person;

•	any reclassification of the Common Shares or any recapitalization involving the Common Shares; or

•	any agreement, contract or other arrangement providing for any of these transactions.

The affirmative vote required when Article XV applies to a proposed action is (1) at least 80% of the outstanding shares entitled to vote with respect to the action and, if any class or series of shares is entitled to vote thereon separately, at least 2/3 of the outstanding shares of such class or series and (2) at least a majority of the outstanding shares entitled to vote with respect to the action that are not beneficially owned by a Related Person; provided, however, that such supermajority shareholder approval is not required if the action is approved by at least 2/3 of the members of our Board of Directors who are not affiliated with a Related Person and who were members of the Board of Directors before the Related Person became a Related Person.

Limited Shareholder Action by Written Consent    The Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider to be in its best interest.

Control Share Acquisition Act    The Ohio General Corporation Law provides that certain notice and informational filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of such voting power;

•	one-third or more but less than a majority of such voting power; or

•	a majority or more of such voting power.

The Control Share Acquisition Act does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Control Share Acquisition Act.

Merger Moratorium Statute    Chapter 1704 of the Ohio Revised Code generally addresses a wide range of business combinations and other transactions (including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares) between an Ohio corporation and an “Interested Shareholder” who, alone or with others, may exercise or direct the exercise of at least 10% of the voting power of the corporation in the election of directors. The Merger Moratorium Statute prohibits such transactions between the corporation and the Interested Shareholder for a period of three years after a person becomes an Interested Shareholder, unless, prior to such date, the directors approved either the business combination or other transaction or approved the acquisition that caused the person to become an Interested Shareholder.

Following the three-year moratorium period, the corporation may engage in the covered transaction with the Interested Shareholder only if:

•

the transaction receives the approval of the holders of shares entitling them to exercise at least two-thirds of the voting power of the corporation in the election of directors or the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder; or

•

the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation’s shares or the amount that would be due to the shareholders if the corporation were to dissolve.

The Merger Moratorium Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Merger Moratorium Statute.

Anti-Greenmail Statute    Pursuant to the Ohio Anti-Greenmail Statute, a public corporation formed in Ohio may recover profits that a shareholder makes from the sale of the corporation’s securities within 18 months after making a proposal to acquire control or publicly disclosing the possibility of a proposal to acquire control. The corporation may not, however, recover from a person who proves either: (1) that his sole purpose in making the proposal was to succeed in acquiring control of the corporation and there were reasonable grounds to believe that he would acquire control of the corporation; or (2) that his purpose was not to increase any profit or decrease any loss in the stock. Also, before the corporation may obtain any recovery, the aggregate amount of the profit realized by such person must exceed $250,000. Any shareholder may bring an action on behalf of the corporation if a corporation refuses to bring an action to recover these profits. The party bringing such an action may recover his attorneys’ fees if the court having jurisdiction over such action orders recovery of any profits.

The Anti-Greenmail Statute does not apply to a corporation if its articles of incorporation or code of regulations so provide. We have not opted out of the application of the Anti-Greenmail Statute.

SELLING SECURITYHOLDERS

On December 5, 2008, we issued 37,000 Series A Preferred Shares and the Warrant to the U.S. Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The U.S. Treasury, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

•

37,000 Series A Preferred Shares, representing beneficial ownership of 100% of the Series A Preferred Shares outstanding on the date of this prospectus or, in the event the U.S. Treasury requests that we deposit the Series A Preferred Shares with a depositary in accordance with the Letter Agreement between us and the U.S. Treasury, depositary shares evidencing fractional share interests in such Series A Preferred Shares;

•	the Warrant to purchase 550,595 of our Common Shares; and

•

550,595 of our Common Shares issuable upon full exercise of the Warrant, which Common Shares, if issued, would represent beneficial ownership of approximately 5.4% of our Common Shares outstanding as of April 20, 2012 (including the Common Shares issuable upon exercise of the Warrant in the total number of Common Shares outstanding).

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders or affiliates thereof.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. As of the date hereof, we are not aware that anyone other than the U.S. Treasury has any voting or investment power with respect to the securities being offered by this prospectus.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because we are unaware of any of the securities being subject to any agreement, arrangement or understanding, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities and the relationship established under the Troubled Asset Relief Program Capital Purchase Program, the U.S. Treasury has not had a material relationship with us.

Information about the selling securityholders may change over time, and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more public or private transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•

on any national securities exchange or quotation service on which the Series A Preferred Shares or the Common Shares may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market, in the case of the Common Shares;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may, in turn, engage in short sales of the Common Shares issuable upon exercise of the Warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the Common Shares issuable upon exercise of the Warrant and deliver Common Shares to close out short positions, or loan or pledge the Series A Preferred Shares or the Common Shares issuable upon exercise of the Warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ Global Select Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We do not intend to apply for listing of the Series A Preferred Shares or the Warrant on any national securities exchange unless requested by the U.S. Treasury. No assurance can be given as to the liquidity of the trading market, if any, for the Series A Preferred Shares. Our Common Shares are listed on the NASDAQ Global Select Market and trade under the symbol “FDEF”.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the legality of the securities offered hereby will be passed upon for us by the law firm of Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio. Unless otherwise provided in the applicable prospectus supplement, certain legal matters will be passed upon for any underwriter or agents by their counsel.

EXPERTS

The consolidated financial statements of First Defiance Financial Corp. as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, included in our Annual Report on Form 10-K for the year ended December 31, 2011, have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

37,000 Shares of Fixed Rate Cumulative Perpetual Preferred Stock,

Series A

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Merrill Lynch	Sandler O’Neill + Partners, L.P.

Co-Managers

C.L. King & Associates	Guzman & Company	Mischler Financial Group, Inc.

June 13, 2012